SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10/A
(Amendment No. 1)

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) OR 12(g) OF THE Securities Exchange Act Of 1934

SURGE COMPONENTS, INC.
(Exact name of registrant as specified in its charter)

New York
(State or other jurisdiction of incorporation)

11-2602030
I.R.S. Employer Identification Number

95 East Jefryn Boulevard
Deer Park, New York 11729
(Address of Principal Executive Office) (Zip Code)

(631) 595-1818(Registrant’s Telephone Number)

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
To be so registered	each class is to be registered

None	None

Securities to be registered under Section 12(g) of the Act:
Common stock, par value $0.001 per share
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Item 1. Business.

Background

References to "we," "us," "our", "our company" and "the company" refer to Surge Components, Inc. ("Surge" or the "Company") and, unless the context indicates otherwise, includes Surge's wholly-owned subsidiaries, Challenge/Surge, Inc. ("Challenge"), Surge Components, Limited ("Surge Limited”).

We were incorporated under the laws of the State of New York on November 24, 1981. Surge, a supplier of electronic products and components, i.e. capacitors, diodes, PC Boards completed an initial public offering of its securities in 1984 and a second offering of its securities in August 1996. Challenge, a New York corporation formed in 1988 and a wholly-owned subsidiary of Surge, supplies audible products, including buzzers, speakers, and microphones. Surge's and Challenge's principal executive offices are located at 95 East Jefryn Boulevard, Deer Park, New York 11729; and the telephone number is (631) 595-1818.

In April 2004, we filed a Form 8/A to register our Units, Common Stock and Class A Warrants.  We were subject to the reporting obligations of the Securities Exchange Act of 1934, as amended from 1996 until July 12, 2004.  We deregistered our Common Stock and Series A Warrants in April 2004 because of the low trading volume in our Common Stock and our failure to meet the minimum listing requirements of the Boston Stock Exchange. We deregistered our Common Stock and redeemable Class A Common Stock Purchase Warrants pursuant to Rule 12b-4 (a) (1) (ii) because we had fewer than 500 holders of record of our Common Stock and our total assets did not exceed $10,000,000 in 2003, 2002 or 2001.  The Units were immediately detachable from the securities that comprised them and as result such Units no longer existed and did not have to be deregistered.

We are registering our Common Stock because we want to furnish our common stock holders with current and periodic information on our Company though the Securities and Exchange Commission Edgar site. Additionally, by registering under the Securities Exchange Act of 1934, as amended a market maker could arrange for an application to be filed with FINRA for the public trading of our common stock on the OTC Bulletin Board.   We have not yet had any discussions with any market makers about seeking to have our Common Stock quoted on the OTC Bulletin Board and there can be no assurance that any market makers will file an application on our behalf or that our shares of Common Stock will be quoted on the OTC Bulletin Board.

In May 2002, Surge and Ira Levy, our chief executive became sole owners of Surge Components, Limited ("Surge Limited"), a Hong Kong corporation. Under current Hong Kong law, Surge Limited is required to have at least two shareholders. Surge owns 999 shares of the outstanding common stock and Mr. Levy owns one share of the outstanding common stock. Mr. Levy has assigned his rights regarding his one share to Surge. Surge Limited started doing business in July 2002. The Company has opened this office and hired direct sales people in order to effectively handle the transfer business from United States customers purchasing and manufacturing in Asia after they do the design in America. This office has strengthened its global capabilities and service to its customer base.

In March 2000, Superus, a Delaware corporation was formed, to ultimately become a Delaware parent  holding company though a proposed merger of Surge with and into Superus, which did not occur.  Superus filed for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code.  In June 2002, the trustee assigned to the case filed a report certifying, among other things, that the case had been fully administered and that there were no assets available for distribution to creditors. In December 2003, the Bankruptcy Court issued an Order approving the Trustee's Report and closing the case.

We are a supplier of electronic products and components. These products include capacitors, which are electrical energy storage devices, and discrete components, such as semiconductor rectifiers, transistors and diodes, which are single function low power semiconductor products that are packaged alone as compared to integrated circuits such as microprocessors. The products that we sell  are typically utilized in the electronic circuitry of diverse products, including, but not limited to, automobiles, telecomm, audio, cellular telephones, computers, consumer electronics, garage door openers, household appliances, power supplies and security equipment. The products that we sell are sold to both original equipment manufacturers, commonly referred to as OEMs, who incorporate them into their products, and to distributors of our product lines, who resell these products within their customer base.  The products that we sell are manufactured predominantly in Asia by approximately sixteen independent manufacturers. We do not have any binding long-term supply, distribution or franchise agreements with our manufacturers. We act as the exclusive sales agent utilizing independent sales representative organizations in North America to sell and market the products for one of such manufacturers pursuant to an oral agreement.  When we act as a sales agent, the supplier who sold the product to the customer that we introduced to such supplier will pay us a commission. The amount of the commission is determined on a sale by sale basis depending on the profit margin of the product.

Challenge engages in the electronic components business. Challenge's revenues are principally derived from the sale of audible products. In 1999, Challenge began a division to sell audible components. This division since 2002 has grown by 22%.

In order for us to grow, we will depend on, among other things, the continued growth of the electronics and semiconductor industries, our ability to withstand intense price competition, our ability to obtain new clients, our ability to retain sales and other personnel in order to expand our marketing capabilities, our ability to secure adequate sources of products, which are in demand on commercially reasonable terms, our success in managing growth, including monitoring an expanded level of operations and controlling costs, and the availability of adequate financing.

Industry Background

The United States electronics distribution industry is composed of manufacturers, national and international distributors, as well as regional and local distributors. Electronics distributors market numerous products, including active components (such as transistors, microprocessors, integrated circuits and semiconductors), passive components (such as capacitors and audibles), and electro mechanical, interconnect (such as connectors and wire) and computer products. Surge focuses its efforts on the distribution of capacitors, discrete components, and audible products.

The electronics industry has been characterized by intense price cutting and rapid technological changes and development, which could materially adversely affect our future operating results. In addition, the industry has been affected historically by general economic downturns, which have had an adverse economic effect upon manufacturers and end-users of  the products that we sell, as well as distributors. Furthermore, the life-cycle of existing electronic products and the timing of new product development and introduction can affect the demand for electronic components, including the products that we sell. Accordingly, any downturn in the electronics industry in general could adversely affect our business and results of operations.  There are forces of change affecting the wholesale distribution industry, including the electronics industry. The industry is experiencing a strong move by U.S. manufacturers to design products in the United States, but then shift manufacturing and purchasing to Asia to benefit from this low cost labor region using their own factory or a subcontractor. Surge has responded to this trend by setting up a Hong Kong corporation, Surge Components, Limited, and hiring sales staff to better position the Company in the Asian markets.

Products

Surge supplies a wide variety of electronic components (some of which bear our private "Surge" label) which can be broadly divided into two categories—capacitors and discrete components. For Fiscal 2009 and Fiscal 2008, capacitors accounted for approximately 50% and 50% of Surge's sales, respectively. Discrete components accounted for Surge's remaining sales in Fiscal 2009 and Fiscal 2008. Capacitors and discrete components can be categorized based on various factors, including function, construction, fabrication and capacity. The principal products sold by Surge under the Surge name or by Challenge are set forth below. We also sell, under the name of the manufacturer, Lelon Electronics, aluminum electrolytic capacitors, which are capacitor that store and release energy into a circuit incrementally and are used in various applications, including computers, appliances such as refrigerators and washer/dryers, and telecommunications devices. Our sales of products under the Lelon Electronics name accounts for approximately 40% of our sales.

 Capacitors

A capacitor is an electrical energy storage device used in the electronics industry for varied applications, principally as elements of resonant circuits, coupling and bypass applications, blockage of DC current, frequency determining and timing elements, filters and delay-line components. All products are available in traditional leaded as well as surface mount (chip) packages. Our product line of capacitors includes:

Aluminum Electrolytic Capacitors- These capacitors, which are Surge's principal product, are storage devices used in power applications to store and release energy as the electronic circuitry demands. They are commonly used in power supplies and can be found in a wide range of consumer electronics products. Our supplier is one of the largest facilities for these products in Taiwan and China. This facilities are fully certified for the International Quality Standard ISO 9001 and QS9000, and TS16949, which means that it meets the strictest requirements established by the automotive industry and adopted throughout the world to ensure that the facility's manufacturing processes, equipment and associated quality control systems will satisfy specific customer requirements. This system is also intended and designed to facilitate clear and thorough record keeping of all quality control and testing information and to ensure clear communication from one department to another about the information (i.e., quality control, production or engineering). This certification permits us to monitor quality control/manufacturing process information and to respond to any customer questions.

Ceramic Capacitors- These capacitors are the least expensive, and are widely used in the electronics industry. They are commonly used to bypass or filter semiconductors in resonant circuits and are found predominantly in a wide range of low cost products including computer, telecom, appliances, games and toys.

Mylar Film Capacitors- These capacitors are frequently used for noise suppression and filtering. They are commonly used in telecommunication and computer products. Surge's suppliers in China have facilities fully certified for all of the above mentioned certifications.

Discrete Components- Discrete components, such as semiconductor rectifiers, transistors and diodes, are packaged individually to perform a single or limited function, in contrast to integrated circuits, such as microprocessors and other "chips", which contain from only a few diodes to as many as several million diodes and other elements in a single package, and are usually designed to perform complex tasks. Surge almost exclusively distributes discrete, low power semiconductor components rather than integrated circuits.

Our product line of discrete components includes:

Rectifiers- Low power semiconductor rectifiers are devices that convert alternating current, or AC power, into one directional current, or DC power, by permitting current to flow in one direction only. They tend to be found in most electrical apparatuses, especially those drawing power from an AC wall outlet.

Surge offers a wide variety of rectifiers, including:

- Schottky barrier rectifiers;

- super-fast rectifiers;

- ultra-fast/high efficiency rectifiers;

- fast recovery rectifiers, the time within which the current recovers from spikes of voltage or current;

- fast recovery glass passivated rectifiers, a chip coated with a glass material to protect the component from thermal stress in a circuit;

- silicon rectifiers, which utilize silicon rectifying cells designed to withstand large currents and high voltages;

- soft recovery/fast switching rectifiers;

- high voltage rectifiers;

- bridge rectifiers, which connect multiple circuits in parallel;

- self packaged surface mount rectifiers, chip style without leads and used in miniaturization; and

- auto rectifiers.

All products are available in traditional leaded as well as surface mount (chip) packages. Surge's rectifier suppliers all have the afore mentioned certifications, giving us an opportunity to market the products that we sell  to the automotive industry.

Transistors- These products send a signal to the circuit for transmission of waves. They are commonly used in applications involving the processing or amplification of electric current and electric signals, including data, television, sound and power. All products are available in traditional leaded as well as surface mount (chip) packages. Surge sells many types of ISO 9002 transistors, including:

- small signal transistors, designed for lower levels of current; and

- power transistors, designed for large currents to safely dissipate large amounts of power.

Diodes- Diodes are two-lead or surface mount components that allow electric current to flow in only one direction. They are used in a variety of electronic applications, including signal processing and direction of current.

All products are available in traditional leaded as well as surface mount (chip) packages. Diodes sold include:

- zener diodes;

- high speed switching diodes; and

- rectifiers, the most popular type of diode.

Circuit Protection Devices- Our circuit protection devices include transient voltage suppressors and metal oxide varistors, which protect circuits against switching, lightning surges and other uncontrolled power surges and/or interruptions in circuits. Transient voltage suppressors, which offer a higher level of protection for the circuit, are required in telecommunication products and are typically higher priced products than the metal oxide varistors, which are more economically priced and are used in consumer products. All products are available in traditional leaded as well as surface mount (chip) packages.

Audible Components- These include audible transducers, Piezo buzzers, speakers, and microphones, which produce an audible sound for, and are used in back-up power supplies for computers, alarms, appliances, smoke detectors, automobiles, telephones and other products which produce sounds. Challenge has initiated marketing relationships with certain Asian manufacturers of audible components to sell these products worldwide. All products are available in traditional leaded as well as surface mount (chip) packages.

New Products- We periodically introduce new products, which are intended to complement our existing product lines. These products are ones that are commonly used in the same circuit designs as other of the products that we sell and will further provide a one- stop-shop for the customer. Some of these products are common items used in all applications and others are niche items with a focus towards a particular application. These new products include fuses, printed circuit boards and switches. All products are available in traditional leaded as well as surface mount (chip) versions.

Inventory

In order to adequately service our customers' needs, we believe that it is necessary to maintain large inventories, which makes us more susceptible to price and technology changes. At any given time, we attempt to maintain a one-to-two month inventory on certain products in high demand for customers and at least one month for other products. Our inventory currently contains more than 100 million component units consisting of more than 3,000 different part numbers. The products that we sell range in sales price from less than one cent for a commercial diode to more than $2.00 for high power capacitors and semiconductors. As of November, 2009, we maintained inventory valued at $1,619,263.

Because of the experience of our management, Ira Levy and Steven Lubman, we believe that we know the best prices to buy the products we sell at and as a result we generally waive rights to manufacturers' inventory protection agreements (including price protection and inventory return rights), and thereby bear the risk of increases in the prices charged by our manufacturers and decreases in the prices of products held in our inventory or covered by purchase commitments. If prices of components, which we hold in inventory decline, or if new technology is developed that displaces products that we sell, our business could be materially adversely affected.

Challenge has obtained and is seeking to obtain product rights to certain brand name product lines and to establish direct relationships with those manufacturers for the audible products and fans. In late 1999 Challenge began to develop a new product division of speakers, fans and buzzers manufactured in Asia sold under the Challenge name, broadening our product marketing.

Product Availability

Surge obtains substantially all of its products from manufacturers in Asia, while Challenge historically purchases its products both domestically and from Asia. However, in Fiscal 2009 and Fiscal 2008, Challenge purchased approximately 77% and 91%, respectively, of its products overseas as a result of Challenge's introduction of new product lines. Of the total goods purchased by Surge and Challenge in Fiscal 2009, those foreign manufactured products were supplied from manufacturers in Taiwan (53%), Hong Kong (17%), elsewhere in Asia (19%) and overseas outside of Asia (1%). Surge purchases its products from approximately sixteen different manufacturers.

Most of the facilities that manufacture products for Surge have obtained International Quality Standard ISO 9002 and other certifications. We typically purchase the products that we sell  in United States currency in order to minimize the risk of currency fluctuations. In most cases, Surge utilizes two or more alternative sources of supply for each of its products with one primary and one complementary supplier for each product. Surge's relationships with many of its suppliers date back to the commencement of our import operations in 1983. We have established payment terms with our manufacturers of between 30 and 60 day open account terms.

We do not have any written long-term supply, distribution or franchise agreements with any of our manufacturers.  We act as the sales agent in North America for   one of our manufacturers, pursuant to an oral agreement. While we believe that we have established close working relationships with our principal manufacturers, our success depends, in large part, on maintaining these relationships and developing new supplier relationships for our existing and future product lines. Because of the lack of long- term contracts, we may not be able to maintain these relationships.

For Fiscal 2009 and Fiscal 2008, one of Surge's vendors, Lelon Electronics, accounted for approximately 46% and 44% of Surge's consolidated purchases. The loss of or a significant disruption in the relationship with Lelon Electronics, which is our major supplier,  could have a material adverse effect on our business and results of operations until a suitable replacement could be obtained.

The components business has, from time to time, experienced periods of extreme shortages in product supply, generally as the result of demand exceeding available supply. When these shortages occur, suppliers tend to either increase prices or reduce the number of units sold to customers. We believe that because of our inventory and our relationships with our manufacturers, we have been able to mitigate the effect of any of these shortages in components. However, should there be shortages in the future, such shortages could have both a beneficial or an adverse effect upon our business. Conversely, due to poor market demand, there could be an excess of components in the market, causing stronger competition and an erosion of prices.

Marketing and Sales

Surge's sales efforts are directed towards Original Equipment Manufacturer (OEM) customers in numerous industries where the products that we sell have wide application. Surge currently employs twelve sales and marketing personnel, including two of its executive officers, who are responsible for certain key customer relationships. Our executive officers also devote a significant amount of time to developing and maintaining continuing relations with our key customers.

We use independent sales representatives or organizations, which often specialize in specific products and areas and have specific knowledge of and contacts in particular markets. As of November 30, 2009, we had representation agreements with approximately 30 sales representative organizations. Sales representative organizations, which are generally paid a 5% commission on net sales, are generally responsible in their respective geographic markets for identifying customers and soliciting customer orders. Pursuant to arrangements with our independent sales representatives, they are permitted to represent other electronics manufacturers, but are generally prohibited from carrying a line of products competitive with the products that we sell. These arrangements can be terminated on written notice by either party or if breached by either party. These organizations normally employ between one and twelve sales representatives. The individual sales representatives employed by the sales organizations generally possess an expertise which enhances the scope of our marketing and sales efforts. This permits us to avoid the significant costs associated with creating a direct marketing network. We have had relationships with certain sales organizations since 1988 and continue to engage new sales organizations as needed. We believe that additional sales organizations and representatives are available to us, if required.

We engage independent sales representative organizations in various regions throughout the world for marketing to OEM customers and distributors. We have initiated a formal national distribution program to attract more distributors to promote the products that we sell. We have a National Distribution Manager to develop and manage this program. We expect this market segment to contribute significantly to our sales growth over time.

Many OEMs require their suppliers to have a local presence and Surge's network of independent sales representatives are responsive to these needs. Surge formed a Hong Kong corporation, Surge Components, Limited and hired a regional sales manager to service the Hong Kong/Greater China region customers.

Other marketing efforts include generation and distribution of our product catalogs and brochures and attendance at trade shows. We have produced an exhibit for display at electronics trade shows throughout the year. The products that we sell have been exhibited at the electronic distribution show in Las Vegas, and we will continue our commitment and focus on the distribution segment of the industry by our visibility at the Electronic Distributor Trade Show.

Customers

The products that we sell are sold to distributors and OEMs in such diverse industries as the automotive, computer, communications, cellular telephones, consumer electronics, garage door openers, security equipment, audio equipment, telecomm products, computer related products, power supply products, utility meters and household appliances industries. We request our distributors to provide point of sales reporting, which enables us to gain knowledge of the breakdown of industries into which the products that we sell are sold. The Company had two customers, Honeywell and TTI, who accounted for 11% and 17% of net sales for the six months ended May 31, 2010, respectively. For Fiscal 2009, Honeywell  accounted for 14% of Surge's consolidated net sales. Our discrete components are often sold to the same clients as our capacitors. These OEM customers typically accept samples for evaluation and, if approved, we work towards procuring the next orders for these items.

Typically, we do not maintain contracts with our customers and generally sell products pursuant to customer purchase orders. Although our customer base has increased, the loss of our largest customers as well as, to a lesser extent, the loss of any other material customer, could have a materially adverse effect on our operations during the short-term until we are able to generate replacement business, although we may not be able to obtain such replacement business. Because of our contracts and good working relationships with our distributors, we offer the OEMs, when purchasing through distributors, extended payment terms, just-in- time deliveries and one-stop shopping for many types of electronic products.

Competition

We conduct business in the highly competitive electronic components industry. We expect this industry to remain competitive. We face intense competition in both our selling efforts and purchasing efforts from the many companies that manufacture or distribute electronic components. Our principal competitors in the sale of capacitors include Nichicon, Panasonic, Illinois Capacitor, NIC, AVX, Murata, Epcos, United Chemicon, Rubycon, Vishay and Kemet. Our principal competitors in the sale of discrete components include Vishay, General Semiconductor Division, General Instrument Corp., OnSemi, Inc., Microsemi Corp., Diodes, Inc. and Littlefuse, and Copper Bussman Division. Our principal competition in the audible business include AVX, Murata, Panasonic, Projects Unlimited, International Components Corp. and Star Micronics. Many of these companies are well established with substantial expertise, and have much greater assets and greater financial, marketing, personnel, and other resources than we do. Many larger competing suppliers also carry product lines which we do not carry. Generally, large semiconductor manufacturers and distributors do not focus their direct selling efforts on small to medium sized OEMs and distributors, which constitute many of our customers. As our customers become larger, and as the market becomes more competitive, our competitors may find it beneficial to focus direct selling efforts on those customers, which could result in our facing increased competition, the loss of customers or pressure on our profit margins. We are finding increased competition from manufacturers located in Asia due to the increased globalization nature of the business. There can be no assurance that we will be able to continue to compete effectively with existing or potential competitors. Other factors that will affect our success in these markets include our continued ability to attract additional experienced marketing, sales and management talent, and our ability to expand our support, training and field service capabilities.

Customer Service

We have three full-time customer service employees whose time is dedicated largely to respond to customer inquiries such as price quote requests, delivery status of new or existing purchase orders, changes of existing order dates, quantities, dates, etc. We intend to increase our customer service capabilities, as necessary.

Foreign Trade Regulation

Most products sold by Surge are manufactured in Asia, including such countries as Taiwan, South Korea, Hong Kong, India, Japan and China. The purchase of goods manufactured in foreign countries is subject to a number of risks, including economic disruptions, transportation delays and interruptions, foreign exchange rate fluctuations, impositions of tariffs and import and export controls, and changes in governmental policies, any of which could have a material adverse effect on our business and results of operations. Potential concerns may include drastic devaluation of currencies, loss of supplies and increased competition within the region.

From time to time, protectionist pressures have influenced United States trade policy concerning the imposition of significant duties or other trade restrictions upon foreign products. We cannot predict whether additional United States customs quotas, duties, taxes or other charges or restrictions will be imposed upon the importation of foreign components in the future or what effect such actions could have on our business, financial condition or results of operations.

Our ability to remain competitive with respect to the pricing of imported components could be adversely affected by increases in tariffs or duties, changes in trade treaties, strikes in air or sea transportation, and possible future United States legislation with respect to pricing and import quotas on products from foreign countries. Our ability to remain competitive could also be affected by other governmental actions related to, among other things, anti-dumping legislation and international currency fluctuations. While we do not believe that any of these factors adversely impact our business at the present time, there can be no assurance that these factors will not materially adversely affect us in the future. Any significant disruption in the delivery of merchandise from our suppliers, substantially all of whom are foreign, could have a materially adverse impact on our business and results of operations.

Government Regulation

Various laws and regulations relating to safe working conditions, including the Occupational Safety and Health Act, are applicable to our company. We believe we are in substantial compliance with all material federal, state and local laws and regulations regarding safe working conditions. We believe that the cost of compliance with such governmental regulations is not material.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. We can make no assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Environmental and Regulatory Compliance

We are subject to various environmental laws and regulations relating to the protection of the environment, including those governing the handling and management of certain chemicals used in electronic components. We do not believe that compliance with these laws and regulations will have a material adverse effect on our capital expenditures, earnings, or competitive position.

Patents, Trademarks and Proprietary Information

There is no intellectual property relating to the products we sell, and we have no patents, trademarks or copyrights registered in the United States Patent and Trademark Office or in any state. We rely on the know-how, experience and capabilities of our management personnel. Although we believe that the products do not and will not infringe patents or trademarks, or violate proprietary rights of others, it is possible that infringement of existing or future patents, trademarks or proprietary rights of others may occur. In the event our products infringe proprietary rights of others, we may be required to modify the design of the products we sell (which we can do because there is no intellectual property relating to such products), change the name of our products and/or obtain a license. There can be no assurance that we will be able to do any of these things in a timely manner, upon acceptable terms and conditions or at all. Our failure to do any of the foregoing could have a material adverse effect upon our operations. In addition, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if the products we sell infringe patents, trademarks or proprietary rights of others, we could, under certain circumstances, become liable for damages, which also could have a material adverse effect on our business.

Backlog

As of November 30, 2009, our backlog was approximately $4,784,437.72, as compared with $  3,908,748.80 at November 30, 2008. Substantially all backlog is expected to be shipped by us within 90 to 180 days. Year to year comparisons of backlog are not necessarily indicative of future operating results.

Employees

As of August 16, 2010 , Surge and Challenge employed 24 persons, two of whom are employed in executive capacities, seven are engaged in sales, two in engineering, three in purchasing, two in administrative capacities, three in customer service, two in accounting and three in warehousing.  None of our employees are covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

Item 1A. Risk Factors

An investment in the Company’s Common Stock involves a high degree of risk. An investor should carefully consider the risks described below as well as other information contained in this registration statement. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our Common Stock could decline, and an investor may lose all or part of his or her investment.

Risks Related to our Business

We do not have written long-term supply contracts with manufacturers and we depend on a limited number of suppliers.

We do not have any written long-term supply, distribution or franchise agreements with any of our manufacturers. We act as the exclusive sales agent in North America for one of our manufacturers, pursuant to an oral agreement. While we believe that we have established close working relationships with our principal manufacturers, our success depends, in large part, on maintaining these relationships and developing new supplier relationships for our existing and future product lines. Because of the lack of long- term contracts, we may not be able to maintain these relationships. While we believe that there are alternative semiconductor and capacitor manufacturers whose replacement products may be acceptable to our customers, the loss of, or a significant disruption in the relationship with, one or more of our major suppliers would most likely have a material adverse effect on our business and results of operations.

We need to maintain large inventories in order to succeed; price fluctuations could harm us.

In order to adequately service our customers, we believe that it is necessary to maintain a large inventory of  products. Accordingly, we attempt to maintain a one-to-two month inventory of those products we offer which are in high demand. As a result of our strategic inventory purchasing policies, under which we order in to obtain preferential pricing, waive the rights to manufacturers' inventory protection agreements (including price protection and inventory return rights), we bear the risk of increases in the prices charged by our manufacturers and decreases in the prices of products held in our inventory or covered by purchase commitments. If prices of components which we hold in inventory decline or if new technology is developed that displaces products which we sell, our business could be materially adversely affected.

We depend on certain customers.

For Fiscal 2009 approximately14% of our net sales were derived from sales to one customer.  Although our customer base has increased, the loss of our largest customers as well as, to a lesser extent, the loss of any other principal customer, would be expected to have a materially adverse effect on our operations during the short-term until we are able to generate replacement business, although we may not be able to obtain such replacement business.

We may not be able to compete against large competitors who have better resources.

We face intense competition, in both our selling efforts and purchasing efforts, from the many companies that manufacture or distribute electronic components and semiconductors. Our principal competitors in the sale of capacitors include Nichicon, Panasonic, Illinois Capacitor, NIC, AVX, Murata, Epcos, United Chemicon, Rubycon, Vishay and Kemet, General Semiconductor Division, General Instrument Corp., OnSemi, Inc., Microsemi Corp., Diodes, Inc. and Littlefuse, and Copper Bussman Division. Many of these companies are well established with substantial expertise, and have much greater assets and greater financial, marketing, personnel, and other resources than we do. Many larger competing suppliers also carry product lines which we do not carry. Generally, large semiconductor manufacturers and distributors do not focus their direct selling efforts on small to medium sized OEMs and distributors, which constitute most of our customers. As our customers become larger, however, our competitors may find it beneficial to focus direct selling efforts on those customers, which could result in our facing increased competition, the loss of customers or pressure on our profit margins. There can be no assurance that we will be able to continue to compete effectively with existing or potential competitors.

We will suffer if there is a shortage of components.

The components business has, from time to time, experienced periods of extreme shortages in product supply, generally as the result of demand exceeding available supply. When these shortages occur, suppliers tend to either increase prices or reduce the number of units sold to customers. We believe that because of our large inventory and our relationships with our manufacturers, we have not been adversely affected by shortages in certain discrete semiconductor components. However, in the future shortages may have an adverse effect upon our business.

Adverse effects of trade regulation and foreign economic conditions.

Approximately 90% of the total goods which we purchased in 2009 were manufactured in foreign countries, with the majority purchased from Taiwan-based companies manufacturing in Taiwan (53%) Hong Kong (17%), elsewhere in Asia (19%) and outside of Asia (1%). These purchases subject us to a number of risks, including economic disruptions, transportation delays and interruptions, foreign exchange rate fluctuations, imposition of tariffs and import and export controls and changes in governmental policies, any of which could have a materially adverse effect on our business and results of operations. In addition, the current economic conditions in Southeast Asia may severely impact our business. Potential concerns may include drastic devaluation of currencies, loss of supplies and increased competition within the region.

The ability to remain competitive with respect to the pricing of imported components could be adversely affected by increases in tariffs or duties, changes in trade treaties, strikes in air or sea transportation, and possible future United States legislation with respect to pricing and import quotas on products from foreign countries. For example, it is possible that political or economic developments in China, or with respect to the United States' relationship with China, could have an adverse effect on our business. Our ability to remain competitive could also be affected by other governmental actions related to, among other things, anti-dumping legislation and international currency fluctuations. While we do not believe that any of these factors have adversely impacted our business in the past, there can be no assurance that these factors will not materially adversely affect us in the future.

Electronics industry cyclicality may adversely affect our operations.

The electronics industry has been affected historically by general economic downturns, which have had an adverse economic effect upon manufacturers and end-users of capacitors and semiconductors. In addition, the life-cycle of existing electronic products and the timing of new product developments and introductions can affect demand for semiconductor components. Any downturns in the electronics distribution industry could adversely affect our business and results of operations.

Absence of patents, trademarks and proprietary information.

We have no patents, trademarks or copyrights registered in the United States Patent and Trademark Office or in any state. We rely on the know-how, experience and capabilities of our management personnel. Therefore, without trademark and copyright protection, we have no protection from other parties attempting to offer similar services.  Although we believe that the  products that we sell do not and will not infringe patents or trademarks, or violate proprietary rights of others, it is possible that infringement of existing or future patents, trademarks or proprietary rights of others may occur. In the event that the products that we sell infringe proprietary rights of others, we may be required to modify the design of the products that we sell, change the name of these  products and/or obtain a license. There can be no assurance that we will be able to do any of these things in a timely manner, upon acceptable terms and conditions or at all. Our failure to do any of the foregoing could have a material adverse effect upon our operations. In addition, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. Moreover, if the products that we sell infringe patents, trademarks or proprietary rights of others, we could, under certain circumstances, become liable for damages, which also could have a material adverse effect on our business.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. We can make no assurance that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to our Common Stock

Our Common Stock is quoted on the Pink Sheets, which may limit the liquidity and price of our Common Stock more than if our Common Stock were quoted or listed on the Nasdaq Stock Market or a national exchange.

Our securities are currently quoted on the Pink Sheets, an inter-dealer electronic quotation  and trading system or equity securities. Quotation of our securities on the Pink Sheets may limit the liquidity and price of our securities more than if our securities were quoted or listed on The Nasdaq Stock Market or a national exchange. Some investors may perceive our securities to be less attractive because they are traded in the over-the-counter market. In addition, as a Pink Sheets listed company, we do not attract the extensive analyst coverage that accompanies companies listed on other exchanges. Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded on the Pink Sheets. These factors may have an adverse impact on the trading and price of our Common Stock.

The market price of our common stock may fluctuate significantly in response to the following factors, most of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in general economic conditions and in the child health care product industry;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant new contracts, acquisitions, strategic partnerships or joint ventures, or capital commitments;

•	loss of a major supplier or customer; and

•	the addition or loss of key managerial and collaborative personnel.

Any such fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, stockholders may be unable to sell their shares, or may be forced to sell them at a loss.

The application of the “penny stock” rules could adversely affect the market price of our common shares and increase an investor’s transaction costs to sell those shares.

The Securities and Exchange Commission (the “SEC”) has adopted rule 3a51-1 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, the Company will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by the Company contained a material misstatement of fact or was misleading in any material respect because of the Company’s failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

The market price for our common shares is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float which could lead to wide fluctuations in our share price.  Investors may be unable to sell their common shares at or above your purchase price, which may result in substantial losses to investors.

The market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our common shares are sporadically and thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative or “risky” investment due to our limited operating history and lack of profits to date, and uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common shares will be at any time, including as to whether our common shares will sustain their current market prices, or as to what effect that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

We will incur increased costs as a result of being a public company, which could affect our profitability and operating results.

As a result of voluntarily registering our stock on this Form 10, we will become obligated to file annual, quarterly and current reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended.  In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the new rules subsequently implemented by the SEC and the Public Company Accounting Oversight Board have imposed various new requirements on public companies, including requiring changes in corporate governance practices. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities of our more time-consuming and costly. We expect to spend between $125,000 and $150,000 in legal and accounting expenses annually to comply with our reporting obligations and Sarbanes-Oxley. These costs could affect profitability and our results of operations.

We have not paid dividends on our common stock in the past and do not expect to pay dividends for the foreseeable future.  Any return on investment may be limited to the value of our common stock.

No cash dividends have been paid on the Company’s common stock. We expect that any income received from operations will be devoted to our future operations and growth. The Company does not expect to pay cash dividends on its common stock in the near future. Payment of dividends would depend upon our profitability at the time, cash available for those dividends, and other factors as the Company’s board of directors may consider relevant. If the Company does not pay dividends, the Company’s common stock may be less valuable because a return on an investor’s investment will only occur if the Company’s stock price appreciates.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This registration statement contains forward-looking statements. All statements other than statements of historical facts contained in this registration statement, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

 In some cases, forward-looking statements can be identified by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We discuss many of the risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of the filing of this registration statement. Except as required by law, we assume no obligation to update any forward-looking statements after the date of the filing of this registration statement.

This registration statement also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and investors are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this registration statement and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this registration statement. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Overview

We are a supplier of electronic products and components. These products include capacitors, which are electrical energy storage devices, and discrete components, such as semiconductor rectifiers, transistors and diodes, which are single function low power semiconductor products that are packaged alone as compared to integrated circuits such as microprocessors. The products that we sell are typically utilized in the electronic circuitry of diverse products, including, but not limited to, automobiles, cellular telephones, computers, consumer electronics, garage door openers, household appliances, power supplies and security equipment. The products that we sell  are sold to both original equipment manufacturers, commonly referred to as OEMs, who incorporate them into their products, and to distributors of our product lines, who resell these products within their customer base.  The products that we sell  are manufactured predominantly in Asia by approximately sixteen independent manufacturers. We do not have any binding long-term supply agreements, with our suppliers. We act as the exclusive sales agent utilizing independent sales representative organizations in North America to sell and market the products for one such manufacturer pursuant to an oral agreement. When we act as a sales agent, the supplier who sold the product to the customer that we introduced to such supplier will pay us a commission. The amount of the commission is determined on a sale by sale basis depending on the profit margin of the product.

Challenge engages in the electronic components business. In 1999, Challenge began a division to sell audible components. Since 2002 this division has grown by 22%. We have been able to increase the types of products that we sell because some of our suppliers introduced new products, and we also located other products from new suppliers.  As a result we are continually trying to add to the types of products that we sell. In 2002 we started to import products similar to our parent company Surge, and sold these under the Challenge name. It started with a line of transducers, then we added battery snaps, and coin cell holders. In the past nine years we have increased our imported private label product mix to include buzzers, speakers, microphones, resonators, filters, and discriminators. We now also customize many of our products for many customers through their own designs and those that we redesign for them at our factories. Five years ago, we hired a design engineer on our staff that had thirty years experience with these types of products. We continue to expand our product line, we now are selling alarms and chimes. We sell these products through independent representatives that make a 5-6% commission rate on the gross sale of our products. We also are working with local, regional, and National distributors to sell these products to local accounts in every state.

As a result of voluntarily registering our stock on this Form 10, we will become obligated to file annual, quarterly and current reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended.  In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the new rules subsequently implemented by the SEC and the Public Company Accounting Oversight Board have imposed various new requirements on public companies, including requiring changes in corporate governance practices. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities of our more time-consuming and costly. We expect to spend between $125,000 and $150,000 in legal and accounting expenses annually to comply with our reporting obligations and Sarbanes-Oxley. These costs could affect profitability and our results of operations.

In 2002, the Company opened a Hong Kong office and hired direct sales people in order to effectively handle the transfer business from United States customers purchasing and manufacturing in Asia after they do the design in America. This office has strengthened its global capabilities and service to its customer base

The electronic components industry is currently experiencing a period of strong demand.  In addition, management believes that manufacturers are not expanding production capacity because they are unsure of how long the period of strong demand will last.  Management believes that demand for the electronic components will be strong through the end of the current calendar year before leveling off in 2011.

In order for us to grow, we will depend on, among other things, the continued growth of the electronics and semiconductor industries, our ability to withstand intense price competition, our ability to obtain new clients, our ability to retain sales and other personnel in order to expand our marketing capabilities, our ability to secure adequate sources of products, which are in demand on commercially reasonable terms, our success in managing growth, including monitoring an expanded level of operations and controlling costs, and the availability of adequate financing.

Critical Accounting Policies

Accounts Receivable:

The allowance for doubtful accounts is based on the Company’s assessment of the collectability of specific customer accounts and an assessment of international, political and economic risk as well as the aging of the accounts receivable. If there is a change in actual defaults from the Company’s historical experience, the Company’s estimates of recoverability of amounts due could be affected and the Company would adjust the allowance accordingly.

Revenue Recognition:

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable, collectability is reasonably assured and title and risk of loss have been transferred to the customer. This primarily occurs when product is shipped from the Company's warehouse.  For direct shipments, revenue is recognized when product is shipped from the Company’s supplier. The Company acts as a sales agent for certain customers for one of its suppliers. The Company reports these commissions as revenues in the period earned.

The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses.

Inventory Valuation

Inventories are recorded at the lower of cost or market.  Write-downs of inventories to market value are based on stock rotation, historical sales requirements and obsolescence as well as assumptions about future market demand and market conditions.  Reserves required for obsolescence were not material in any of the periods in the financial statements presented.  A significant portion of the total amount of the reserves relate to a product line for which demand dropped significantly as a result of a change in an environmental law several years ago.  If market conditions are less favorable than those projected by management, additional write-downs of inventories could be required.  For example, each additional 1% of obsolete inventory would reduce operating income by approximately $18,000.

The Company does not have price protection agreements with any of its vendors and assumes the risk of changes in the prices of its products.  The Company does not believe there to be a significant risk with regards to the lack of price protection agreements as many of its inventory items are purchased to fulfill purchase orders received.

Results of Operations

Comparison of six months ended May 31, 2010 and May 31, 2009

Consolidated net sales for the six months ended May 31, 2010 increased by $4,310,216 or 82%, to $9,553,204 as compared to net sales of $5,242,988 for the six months May 31,  2009.  We attribute the increase to additional business with existing customers. The electronic components industry is currently experiencing a high demand in products and the Company is benefiting from that with an increase in volume.

Our gross profit for the six months ended May 31, 2010 increased by $1,358,611, or 91%, as compared the six months ended May 31, 2009. Gross margin as a percentage of net sales increased to 29.8% the six months ended May 31, 2010 compared to 28.4% for the six months ended May 31,2009. We attribute the increase to new more profitable business and cutting costs, including an increase in the amount of purchase rebates earned from certain vendors.

Selling and shipping expenses for the six months ended May 31, 2010 was $797,656, an increase of $321,707, or 68%, as compared to $475,949 for the six months ended May 31, 2009.The increase is directly related to the increase in sales for the Company. Specifically the  increase is due to additional  sales commissions, selling expenses, such as travel and freight out expense.

General and administrative expenses for the six months ended May 31, 2010 was $1,201,731, an  increase of $186,625, or 18%, as compared to $1,015,106 for the six months ended May 31, 2009. The increase is  due  to increased professional fees  associated with the Company becoming a reporting company with the SEC and additional compensation  approved by the Board for the officers  and directors of the Company.

Investment income for the six months ended May 31, 2010 was $2,446, compared to $4,685 for the six  months ended May 31, 2009. We attribute the decrease of $2,239, or 48%, to lower interest rates in our money market accounts in 2010.

Interest expense for the six months ended May 31, 2010 was $60,150, compared to $60,454 for the six months ended May 31, 2009. Interest expense remained relatively unchanged between the two periods. Interest rates have been comparable for the last year.

Income taxes for the six months ended May 31, 2010 were $9,868, compared to $4,480 for the six months ended May 31, 2009. The difference is a result of state income taxes.

As a result of the foregoing, net income for the six months ended May 31, 2010 was $712,367, compared to net loss of $136,117 for the six months ended May 31, 2009.

Comparison Fiscal 2009 and Fiscal 2008

Consolidated net sales for Fiscal 2009 decreased by $1,915,624, or 13.5%, to $12,325,812 as compared to net sales of $14,241,436 for Fiscal 2002.  The decrease in revenue is primarily due to the significant decrease in purchasing  as a result of the global recession.

Our gross profit for Fiscal 2009 decreased by $418,930, or 10.2%, as compared to Fiscal 2008. Gross margin as a percentage of net sales increased to 29.9% in Fiscal 2009 compared to 28.8% for Fiscal 2008. We attribute the increase to new more profitable business and cutting costs, including an increase in the amount of purchase rebates earned from certain vendors.

Selling and shipping expenses for Fiscal 2009 was $1,090,196, a decrease of $399,236, or 26.8%, as compared to $1,489,392 for Fiscal 2008. We attribute the decrease to the lower sales volume resulting in fewer sales commissions and shipping costs. `.

General and administrative expenses for Fiscal 2009 was $2,012,639, a decrease of $226,827, or 10.1%, as compared to $2,239,466 for Fiscal 2008. We attribute the decrease to cutting costs, primarily payroll and payroll related costs

Investment income for fiscal 2009 was $7,405, compared to $24,245 for fiscal 2008. We attribute the decrease of $16,840, or 69.5%, lower interest rates in 2009.

Income taxes for Fiscal 2009 were $5,364, compared to $7,426 for fiscal 2008.

As a result of the foregoing, net income for Fiscal 2009 was $316,555, compared to $132,156 for Fiscal 2008.

Liquidity and Capital Resources

As of May 31, 2010 we had cash of $1,486,406, and working capital of $3,402,977. We believe that our working capital levels and available financing are adequate to meet our operating requirements during the next twelve months.

During the six months ended May 31, 2010, we had net cash flow from operating activities of $140,504, as compared to net cash from operating activities of $244,193 for the six months ended May 31, 2009. During Fiscal 2009, we had net cash flow from operating activities of $364,294, as compared to net cash used in operating activities of $404,330 in Fiscal 2008. The increase in cash flow from operating activities resulted from increase in the 2010 profit, increase in accounts receivable and inventory offset by increase in accounts payable. The significant increase in accounts receivable in the current quarter was a direct result in the increase in revenues. As a result of these increased revenues, the Company made a significant investment in additional inventory. The Company adjusts its inventory levels based upon the industry outlook and near term expectations of demand for the Company’s products.

We had net cash used in investing activities of $(4,866) for the six months ended May 31, 2010, as compared to net cash used in investing activities of $146,949 for the six months ended May 31, 2009. We had net cash used in investing activities of $158,512 for Fiscal 2009, as compared to net cash used in investing activities of $44,067 in Fiscal 2008.  This decrease was the result of the Company purchasing additional computer hardware in 2009.

We had net cash from financing activities of 210,430 for the six months ended May 31,  2010, as compared to net cash used in  financing activities of $(76,872) for the six  months ended May 31, 2009.  We had net cash from financing activities of $29,393 for Fiscal 2009, as compared to net cash from financing activities of $496,966 for Fiscal 2008. The increase was the result of increased borrowings in 2010 from our lender.

As a result of the foregoing, the Company had a net increase in cash of $346,068 during the six months ended May 31, 2010 , as compared to a net increase in cash of $20,372 for the six months ended May 31, 2009 .

In July 2002, the Company obtained a financing commitment with an asset-based lender totaling $1,000,000 (the “Credit Line”). Borrowings under the Credit Line accrue interest at the greater of the prime rate plus two percent (2.0%) or 6.75%. The Company is required to make monthly interest only payments. The Company may repay all or a portion of the line of credit at any time. In addition, the Company is obligated to pay one-quarter of one percent (1/4 of 1%) annually as an unused line fee for the difference between $1,000,000 and the average daily balance of the Credit Line. The Credit Line is collateralized by substantially all the Company’s assets and contains various financial covenants pertaining to the maintenance of working capital and tangible net worth. At May 31, 2010, the Company was in compliance with the financial covenants.

Long-term debt, operating leases and other long-term obligations as of May 31, 2010 mature as follows:

Payments due

	0 – 12	13 – 36	37 – 60	More than
Obligations	Total	Months	Months	Months	60 Months

Long-term debt	$--	$--	$--	$--	$--
Operating leases	115,840	95,840	20,000	--	--
Employment agreements	525,000	450,000	75,000	--	--

Total obligations	$640,840	$545,840	$95,000	$--	$--

Inflation

In the past two fiscal years, inflation has not had a significant impact on our business. However, any significant increase in inflation and interest rates could have a significant effect on the economy in general and, thereby, could affect our future operating results. In addition, the interest on the Company's line of credit is based upon the prime rate. Any significant increase in the prime rate could significantly impact our future operating results.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Item 3. Properties.

Our executive offices and warehouse facilities are located at 95 Jefryn Boulevard, Deer Park, New York, 11729.  The Lessor is Great American Realty of Jefryn Blvd., LLC ("Great American"), an entity owned equally by Ira Levy, Surge's president, Steven Lubman, Surge's vice president and one of its former directors, Mark Siegel. Our lease is through  September 31,2010 and our annual minimum rent payments were approximately $212,000 for Fiscal 2009. We intend to renew the lease upon expiration at approximately the same rate and we do not anticpate any difficulty in doing so. We occupy approximately 23,250 square feet of office space and warehouse space.  Each lease was negotiated in an arm's length transaction and the rental rate is typical for the type and location of Surge's and Challenge's facilities. Since May 2006, we have sublet approximately 20% of the space that we occupy.  The sublease whose term is for five years, has a current base rent of $4,200 a month.

In June 2010, the Company entered into a lease to rent office space in Hong Kong for two years. Annual rental payments are approximately $20,000.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth as of August 16, 2010, the number of shares of Common Stock held of record or beneficially (i) by each person who held of record, or was known by the Company to own beneficially, more than five percent of the outstanding shares of Common Stock, (ii) by each director and (iii) by all officers and directors as a group:

	Amount and Nature		Percentage of
Name and address of	of Surge Common Stock		Surge Common Stock Benefi-
Beneficial Owner (1)	Beneficially Owned		cally Owned (2)

Ira Levy	841,368	(3)	9.43%

Steven J. Lubman	205,000	(3)	2.30%

Lawrence Chariton	112,000	(4)	1.26%

Alan Plafker	12,000	(4)	*

David Siegel	67,000	(4)	*

Gary Jacobs	12,000	(4)	*

All directors and executive officers as a group (6 persons)	1,249,368		14.00%

Michael Tofias	2,241,117		25.11%
325 North End Avenue, Apt. 21D New York, NY 10282

Other than as stated above the Company does not have any outstanding voting securities.
* Less than 1%

(1) Except as otherwise indicated, the address of each beneficial owner is c/o Surge Components, Inc., 95 East Jefryn Boulevard, Deer Park, NY 11729.

(2) Applicable percentage ownership is based on 8,922,512 shares of Common Stock outstanding as of August 16, 2010, together with securities exercisable or convertible into shares of Common Stock within 60 days of August 16, 2010 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of Common Stock that are currently exercisable or exercisable within 60 days of August 16, 2010 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3) Does not include 250,000 shares issuable upon exercise of options with an exercise price of $0.25, because the options are not exercisable within 60 days.

(4) Does not include 25,000 shares issuable upon exercise of options with an exercise price of $0.25, because the options are not exercisable within 60 days.

Item 5. Directors and Executive Officers.

Our executive officers and directors, and their ages, positions and offices with us are as follows:

Name	Age	Position and Offices with Surge
Ira Levy	53	Chief Executive Officer, Chief Financial Officer, President and Director
Steven J. Lubman	54	Vice President, Secretary and Director
Alan Plafker	51	Director, Member of Audit committee and Member of Compensation Committee
David Siegel	83	Director and Chairman of the Compensation Committee
Lawrence Chariton	52	Director, Member of the Audit Committee
Gary Jacobs	52	Director Member of Audit Committee

Ira Levy has served as President, Chief Executive Officer and a director of Surge Components since its inception in November 1981, and as Chief Financial Officer since March 2010. From  1976  to  1981, Mr. Levy was employed by  Capar  Components Corp., an importer  and  supplier  of  capacitor and  resistor products.

Steven  J.  Lubman has served as Surge Components’ Vice  President, Secretary and a director since our inception  in November 1981.  From 1975 to 1981, Mr. Lubman was employed by Capar Components, Inc.

Alan Plafker has served as a director since June 2001. Since July 2000, Mr. Plafker has been the President and Chief Executive Officer of Member Brokerage Service LLC, a credit union service organization owned by Melrose Credit Union. Mr. Plafker has over 20 years of management experience in the insurance and credit union industries.

David Siegel has served as a director since 1983, as well as Chairman of the Board from 1983 to February 2000. Mr. Siegel also serves on the boards of directors of Nu Horizons and Micronetics, Inc., each of which is a publicly traded company.  David Siegel is the father-in-law of Ira Levy.

Lawrence Chariton has served as a director since August 2001. For the last 31 years, Mr. Chariton has worked as a Sales Manager for Linda Shop, a retail jewelry business, and now does the same for Great American Jewelry, and is involved in charitable organizations benefiting the State of Israel. Mr. Chariton also is a director of New Island Hospital in Bethpage, Long Island . Mr. Chariton graduated from Hofstra University in 1979 with a Bachelor's Degree in accounting.

Gary M. Jacobs is the Chief Financial Officer of Chem Rx. He became Chief Financial Officer of Chem Rx on June 12, 2008. From May 2005 to June 2008, Mr. Jacobs was the Chief Financial Officer and Chief Operating Officer of Gold Force International, Ltd., a supplier of gold, silver and pearl jewelry to U.S. retail chains, and Karat Platinum LLC, a developer of an alternative to platinum. From July 2003 to April 2005, Mr. Jacobs served as President of The Innovative Companies, LLC, a supplier of natural stone.  From October 2001 to February 2003, Mr. Jacobs served as Executive Vice President of Operations and Corporate Secretary of The Hain Celestial Group, Inc., a food and personal care products company. Mr. Jacobs also served as Executive Vice President of Finance, Chief Financial Officer and Treasurer of The Hain Celestial Group, Inc. from September 1998 to October 2001. Prior to that, Mr. Jacobs was the Chief Financial Officer of Graham Field Health Products, Inc., a manufacturing and distribution company. Mr. Jacobs was employed for 13 years as a member of the audit staff of Ernst & Young LLP, where he attained the position of senior manager.  He is a certified public accountant and holds a Bachelor’s of Business Administration in Accounting from Adelphi University.

The Company believes that each of its directors has the experience, qualifications, attributes and skills that enable them to make a positive contribution to our board for the following reasons:

Both Mr. Levy and Mr. Lubman have been in electronic components business for over 30 years and have a vast knowledge of this business.  Their knowledge of our business enables them to bring keen insight to the board.

Alan Plafker has been an executive in the insurance industry for over 20 years and is knowledgeable in financial matters, including reviewing financial statements.

David Siegel serves on the boards of two other public companies and as such he is very familiar with the required public filings that a public company must make and as a result he is able to easily communicate with the company’s advisors, such as their attorneys.

Lawrence Chariton experience as a sales manager of a jewelry store gives him experience in running a small business like ours.

Gary Jacobs  experience as a certified public accountant and Chief Financial Officer makes him extremely qualified to review and discuss the Company’s financial results and to make recommendations regarding the Company’s financial position.

Board Leadership Structure and Role in Risk Oversight

Although we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, we have traditionally determined that it is in the best interests of the Company and its shareholders to combine these roles.  Mr. Levy has served as our Chairman since November 1981. Due to the small size and early stage of the Company, we believe it is currently most effective to have the Chairman and Chief Executive Officer positions combined.

Our Audit Committee is primarily responsible for overseeing our risk management processes on behalf of our board of directors.  The Audit Committee receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. In addition, the Audit Committee reports regularly to the full Board of Directors, which also considers our risk profile. The Audit Committee and the full Board of Directors focus on the most significant risks facing our company and our company’s general risk management strategy, and also ensure that risks undertaken by our Company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

Item 6. Executive Compensation.

The following table sets forth information regarding compensation paid to our principal executive officer and any other executive officer whose total annual salary and bonus for the years ended November 30, 2009 and November 30, 2008 exceeded $100,000

Name	Year	Salary		Bonus	Stock Awards	Option Awards	Other	Total
Ira Levy	2009	$225,000		-	-	-	-	$225,000
President, CEO and CFO	2008	$225,000		$38,000	-	-	-	$263,000
Steven J. Lubman	2009	$225,000	*	-	-	-	-	$225,000
Vice President and Secretary	2008	$225,000		$38,000	-	-	-	$263,000

Employment Agreements

* Includes $21,981 that Mr. Lubman agreed to defer.

The Company has entered into employment agreements (the “Levy Agreement” and the “Lubman Agreement”, individually, and collectively, the “Employment Agreements”) with Ira Levy and Steven Lubman (the “Executives”), respectively, with terms through July 30, 2009 (renewable on each July 30th for an additional one year period), which provides the Executives with a base salary of $225,000 (“Base Salary”).

The Company’s compensation committee may award Messrs. Levy and Lubman with bonuses.   Pursuant to the employment agreements, Messrs. Levy and Lubman are prohibited from engaging in activities which are competitive with those of the Company during the employment and for one year following termination.   The agreements further provide that in the event of a change of control, as defined, or a change in ownership of at least 25% of the issued and outstanding stock of the Company, and such issuance was not approved by either officer, or if they are not elected to the Board of Directors of the Company and/or are not elected as an officer of the Company, then the non-approving officer may elect to terminate his employment agreement. If he elects to terminate the agreement, he will receive 2.99 times his annual compensation (or such other amount then permitted under the Internal Revenue Code without an excess penalty), in addition to the remainder of his compensation under his existing employment contract.  In addition, if the Company makes or receives a “firm commitment” for a public offering of Common Shares, each officer will receive a warrant to purchase, at a nominal value, up to 9.5% of the Company’s common stock, provided they do not voluntarily terminate employment.

The Employment Agreements provide for the following payments upon each of the following circumstances in which the Executives’ employment could end:

(a)
Payment upon termination due to disability – if either of the Employment Agreements is terminated by the Company by reason of any physical or mental illness so that the Executives are unable to perform the services required by them pursuant to the Employment Agreements for a continuous period of 4 months, or for an aggregate of 6 months during any consecutive 12 month period, then the Company shall pay to the Executives his Base Salary then in effect along with all other fringe benefits for a period of 1 year following the date of such termination.

(b)
 Payment upon termination due to death – if either of the Employment Agreements is automatically terminated upon the death of the Executives, the Company shall pay to the Executive’s estate his Base Salary then in effect for a period of 1 year following the date of such termination.

(c)
Payment upon termination for “cause” – the Company is not obligated to make any further payments to the Executives upon their termination for “cause.” The term “cause” means any event that the Executives are guilty of (i) reckless disregard to perform his duties as set forth in each Executive’s respective Agreement, (ii) willful malfeasance, or (iii) any act of dishonesty by the Executives with respect to the Company.

(d)	Payment upon termination without “cause” –
(i)
if the Company terminates the Levy Agreement without “cause”, then the Company is obligated to pay Mr. Levy (i) any and all Base Salary and bonus amounts payable to Mr. Levy for the remainder of the term, (ii) the Company shall continue for the remainder of the term to permit Mr. Levy to receive or participate in all fringe benefits available to him pursuant to the Levy Agreement, provided, however, that any fringe benefits which Mr. Levy receives will be reduced by any payments or fringe benefits Mr. Levy receives during the remainder of the term from any other source of employment which is unaffiliated with the Company.

(ii)
If the Company terminates the Lubman Agreement without cause, the Company is obligated to pay Mr. Lubman any and all Base Salary and bonus amounts payable to Mr. Lubman for the greater of (x) the remainder of the term in effect immediately prior to such termination, or (y) 1 year from the remainder of the term, and the Company shall also continue for the remainder of the term to permit Mr. Lubman to receive or participate in all fringe benefits available to him pursuant to the Lubman Agreement, provided, however, that any fringe benefits which Mr. Lubman receives will be reduced by any payments or fringe benefits Mr. Lubman receives during the remainder of the term from any other source of employment which is unaffiliated with the Company.

(e)
Payment upon a “change of control” - if either of the Executives elects to terminate his employment in the event of a change of control, the Company shall pay the Executives, in addition to the remainder of their annual compensation, a “parachute payment” as said term is defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) in an amount equal to 2.99 times the respective Executive’s annual compensation, including the Base Salary, bonus compensation and other remuneration and fringe benefits, if any. A “change in control” occurs when the Executives are not elected to the Board of Directors of the Company, and/or is not elected as an officer of the Company and/or there has been a change in the ownership following the Company’s 1996 public offering of at least 25% of the issued and outstanding stock of the Company, and such issuance was not approved by the Executives.

Material Terms of Amendment to Employment Agreement, dated February 1, 1996, by and among the Company and Ira Levy (the “Amendment”)

The Amendment amends the Levy Agreement and relates to a certain Merger Agreement and Plan of Reorganization, dated February 11, 2000, by and among the Company, Mail Acquisition Corporation and Mail Encrypt.com, Inc., (the “Merger Agreement”), whereby MailEncrypt.com, Inc. was merged with and into Mail Acquisition Corporation with Mail Acquisition Corporation as the surviving corporation (the “Mail Merger”), and a merger agreement between the Company and Superus that provided for the reorganization (the “Reorganization”) of the Company, whereby the Company merged with and into a newly formed Delaware corporation (“Superus Holdings, Inc.”), which became the successor to the Company, and the assets of the Company was held by a wholly-owned subsidiary of Superus Holdings, Inc. (“New Surge”).

The Merger Agreement required New Surge to amend the Levy Agreement. The material terms of the Amendment are as follows:

(a)
The Amendment appoints Mr. Levy as President of Superus Holdings, Inc. commencing upon the execution of the Merger Agreement. However, the Amendment requires Mr. Levy to resign as Chief Executive Officer.

(b)
Subsequent to the Reorganization, the Amendment appoints Mr. Levy as a member of the board of directors of Superus Holdings, Inc. and the President and Chief Executive Officer and a director of New Surge.

(c)
Pursuant to the Amendment, in the event that any other employee of New Surge or any of its subsidiaries receives a base salary in excess of $200,000, Mr. Levy’s Base Salary shall be increased commensurately so that his Base Salary remains at all times as high or higher than that received by any other employee of New Surge or its subsidiaries.

(d)	Pursuant to the Amendment, the change of control provisions in the Levy Agreement are materially amended as follows:
(i)
Upon Mr. Levy’s receipt of Notice of a change of control, Mr. Levy is granted a right of first refusal to purchase, alone or in conjunction with Steven Lubman, all of the outstanding common stock of New Surge.

(ii)
If the Company proposes to make or receives a firm commitment of an underwriter regarding a public offering of its Class A Common Stock, Mr. Levy will receive a warrant to purchase, at a nominal value, up to 9.5% of the Class A Common Stock.

Director Compensation for Year Ending November 30, 2009

No director of the Company received any compensation for services as director for the year ending November 30, 2009.

Outstanding Equity Awards at November 30, 2009

There were no outstanding options as of November 30, 2009.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

Surge and Challenge, each lease their current executive offices from, Great American Realty of Jefryn Blvd., LLC, an entity owned equally by Ira Levy, Surge’s, Chief Executive Officer, President and Secretary and Steven Lubman, our vice president and one other individual who is not an executive officer or director of the Company.   Our lease is through 2010 and our annual minimum rent payments were approximately $212,000 for fiscal 2009 and 2008, respectively.

In May 2002, Surge and Ira levy, an officer of Surge became sole owners of Surge Components, Limited (“Surge Limited”), a Hong Kong corporation. Under current Hong Kong law, Surge Limited is required to have at least two shareholders. Surge owns 999 shares of the outstanding common stock and Mr. Levy owns 1 share of the outstanding common stock. No payments have been made to Levy in connection with this share ownership. Mr. Levy has assigned his rights regarding his 1 share to Surge. Surge Limited started doing business in July 2002. Surge Limited operations have been consolidated with the Company.  During fiscal 2009 and fiscal 2008, Surge Limited’s revenues were $2,510,000 and $3,251,000 respectively.

Director Independence

Lawrence Chariton, Alan Plafker, and Gary Jacobs are independent directors as that term is defined under the Nasdaq Marketplace Rules.

Item 8. Legal Proceedings.

There are no legal proceedings to which the Company or any of its property is the subject.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The shares of our common stock are quoted on the over-the-counter “pink sheets” maintained by Pink Sheets LLC under the symbol “SPRS.PK”. Trading in our common stock is limited.

For the periods indicated, the following table sets forth the high and low bid prices per share of our common stock. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Fiscal Quarter	High Bid	Low Bid
2008 First Quarter	$0.075	$0.04
2008 Second Quarter	$0.07	$0.03
2008 Third Quarter	$0.09	$0.04
2008 Fourth Quarter	$0.08	$0.07
2009 First Quarter	$0.075	$0.04
2009 Second Quarter	$0.041	$0.035
2009 Third Quarter	$0.13	$0.036
2009 Fourth Quarter	$0.041	$0.041
2010 First Quarter	$0.35	$0.042
2010 Second Quarter	$0.36	$0.10
2010 Third Quarter *	$0.50	$0.25

* (As of August 19, 2010)

As of the date of the filing of this registration statement, there are issued and outstanding 8,922,512 shares of Common Stock.

As of the date of the filing of this registration statement, there are 204 holders of record of our Common Stock.

As of the date of the filing of this registration statement: (i) 600,000 shares of Common Stock are subject to outstanding options or warrants to purchase, or securities convertible into, Common Stock; (ii) 8,874,512 shares of Common Stock can be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, and (iii) 0 shares of Common Stock are being, or has been publicly proposed to be, publicly offered by the Company.

There is no provision of the Company’s charter or by-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to an extraordinary corporate transaction involving the Company, such as a merger, reorganization, tender offer, sale or transfer of substantially all of its assets, or liquidation.

We have not declared any cash dividends on our Common Stock since inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business operations. Any decisions as to future payment of cash dividends will depend on our earnings and financial position and such other factors as the Board of Directors deems relevant.

Equity Compensation Plan Information

The Company does not have any compensation plans under which  under which equity securities of can be issued.

Item 10. Recent Sales of Unregistered Securities.

During the last three years, we have issued the following securities:

On May 6, 2010, we issued options to purchase 250,000 shares of our common stock to each of Ira Levy and Steven Lubman. The options vest one year after issuance.

On May 6, 2010, we issued 12,000 shares of common stock and options to purchase 25,000 shares of our common stock at an exercise price of $0.25 to each of our non-officer directors. The options vest one year after issuance.

In connection with the foregoing, the Company relied upon the exemption from securities registration afforded by Rule 506 of Regulation D as promulgated by the SEC under the Securities Act of 1933, as amended (the “Securities Act”) and/or Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933.

Item 11. Description of Registrant’s Securities to be Registered.

This registration statement relates to our Common Stock, par value $0.01 per share. We are authorized to issue 25,000,000  shares of Common Stock, of which 8,922,512 shares are issued and outstanding, and 1,000,000 shares of blank check preferred stock of which 260,000 shares have been designated as Non-Voting Redeemable Convertible Series A Preferred Stock (“Series A Preferred Stock”), of which no shares are issued and outstanding, 200,000 shares   have been designated Voting Redeemable Convertible Series B Preferred Stock (“Series B Preferred Stock”), of which 0 shares are issued and outstanding, and 100,000 shares have been designated Non-Voting Redeemable Convertible Series C Preferred Stock (“Series C Preferred Stock”), of which 32,700 shares are issued and outstanding.

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Our outstanding shares of Common Stock are fully paid and non-assessable. Holders of shares of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

Series A Preferred Stock

The rights, preferences and limitations of Series A preferred Stock are as follows:

(a)
Dividends – the Series A Preferred Stock is entitled to share dividends on a pro-rata basis with the Common Shares if and when declared. The Series A Preferred Stock will be paid dividends prior to payment of dividends to Common shareholders.

(b)
Conversion – Upon the approval of the shareholders of the Company of the Global Acquisition (as hereinafter defined), the ME Merger (as hereinafter defined), and the issuance of the Class B Common Shares in connection therewith, and upon the approval of the shareholders (“Global Shareholders”) of Global Datatel, Inc., a Nevada corporation (“Global”) of the Global Acquisition, all of the issued and outstanding shares of the Series A Preferred Stock will automatically convert into Class B Common Shares at a rate of 100 Class B Common Shares for each share of Series A Preferred Stock so converted and the Class B Common Shares will be issued directly to the Global Shareholders and the ME Shareholders as consideration for the respective mergers. The acquisition of all of the assets of Global by a wholly-owned subsidiary of the Company is referred to herein as the “Global Acquisition.” The term “ME Merger” means the merger of MailEncrypt.com, Inc. a California corporation, into a wholly-owned subsidiary of the Company as approved by the shareholders (the “ME Shareholders”) of MailEncrpt.com. Inc.

(c)
Redemption – In the event that the shareholders of the Company do not approve the issuance of the Class B Common Shares and either of the Global Acquisition or ME Merger associated therewith, or the Global Shareholders do not approve the Global Acquisition, the Company shall unless the period for redemption is extended by the Board, redeem such number of shares of Series A Preferred Stock as had not been converted, by paying on the date set for redemption, which will be no more than 60 days and not less than 30 days after the shareholders’ meeting at which such proposals were considered (“Redemption Date”) an amount (the “Redemption Price”) equal to the sum of $.001 per share of Series A Preferred Stock, subject to the following terms and conditions:

(i)
The Company must give notice (the “Redemption Notice”) not more than 60 days and not less than 30 days prior to the Redemption Date to each holder of record of shares of Series A Preferred Stock called for redemption (the “Redeemed Shares”).

(ii)
The Company may pay the Redemption Price for any Redeemed Shares from the surplus and stated capital of the Company, but no such redemption shall be made if the Company would thereby become insolvent or if stated capital is used, the redemption would reduce the net assets of the Company below the stated capital remaining after giving effect to the cancellation of the Redeemed Shares.

(d)	Voting Rights – Holders of Series A Preferred Stock are not entitled to any voting rights, except as otherwise required by New York law.
(e)	Preemptive Rights – Holders of Series A Preferred Stock have no preemptive rights.
(f)
Liquidation Rights – Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of the shares of Series A Preferred Stock is entitled to receive, in preference to any distributions of any of the assets or surplus funds of the Company to the holders of the Common Shares (or Class B Shares, if any) an amount equal to $.001 per share of Series A Preferred Stock, plus an additional amount equal to any dividends declared but unpaid on such shares before any payments shall be made or any assets distributed to holders of any class of Common Shares.

Series B Preferred Stock

The rights, preferences and limitations of Series B Preferred Stock are as follows:

(a)
Rank – The Series B Preferred Stock ranks (i) prior to all of the Common Shares, (ii) prior to any class of series of capital stock of the Company created after the creation of Series B Preferred stock, specifically ranking by its terms junior to any Series B Preferred Stock of whatever subdivision (collectively with the Common Shares, “Junior Shares”), (iii) on parity with any class or series of capital stock of the Company created specifically ranking by its terms on parity with the Series B Preferred Stock, including but not limited to, the Series A Preferred Stock (“Parity Securities”), in each case, as to distributions of assets upon liquidation, dissolution or winding up of the Company (“Distributions”)

(b)
Dividends – Series B Preferred Stock is entitled to share dividends on a pro-rata basis with the Series A Preferred Stock, if an when declared. The Series B Preferred Stock holders shall be paid dividends prior to payment of dividends of Common shareholders. If any dividends are paid on the Common  Shares, holders of Series B Preferred Stock are entitled to participate in such payment of dividends as if their shares of Series B Preferred Stock had been converted into Common Shares in accordance with paragraph (c) below, and with respect to such payment or dividends on Common Shares, holders of Series B Preferred Stock will be entitled to payment of dividends in an amount per share (assuming such conversion) equal to (i) the per share amount of dividends being paid on the then outstanding Common Shares minus (ii) one tenth of the amount of dividends per share on the Series B Preferred Stock being paid all the same time as such payment of dividends on the outstanding Common Shares.

(c)
Conversion – Upon the effectiveness of (i) the ME Merger and (ii) either (A) the receipt by the Company from the Nasdaq Stock Market, Inc. (“Nasdaq”) of confirmation (the “Nasdaq Confirmation”) that the conversion into Common Shares of the outstanding shares of Series B Preferred Stock issued in connection with the ME Merger does not require further shareholder approval under the Nasdaq Marketplace Rules, or (b) shareholder approval of the conversion into Common Shares of the outstanding shares of Series B Preferred Stock issued in connection with the ME Merger, all of the issued and outstanding shares of the Series B Preferred Stock will automatically convert into Common Shares at a rate of 10 Common Shares for every 1 share of Series B Preferred Stock so converted.

(d)
Redemption – In the event that (i) on or before December 31, 2000, the Company has not received the Nasdaq Confirmation or (ii) on or before June 30, 2001, the shareholders of the Company do not approve the conversion into Common Shares of the outstanding shares of Series B Preferred Stock issued in connection with the ME Merger, and provided that the holders of the Series B Preferred Stock have not exercised their rights pursuant to the Merger Agreement, the Company shall, unless the period for redemption is extended by the Board, redeem the outstanding shares of Series B Preferred Stock by paying on the date set for redemption, which will be no more than 60 days and not less than 30 days from December 15, 2001 (the “Redemption Date”) an amount (the “Redemption Price”) equal to the sum of $.001 per share of Series B Preferred Stock, subject to the following terms and conditions:

(i)
The Company shall give notice (the “Redemption Notice”) not more than 60 days and not less than 30 days prior to the Redemption Date to each holder of record of shares of Series B Preferred Stock called for redemption (the “Redeemed Shares”); and

(ii)
The Company may pay the Redemption Price for any Redeemed Shares from the surplus and state capital of the Company, but no such redemption shall be made if the Company would thereby become insolvent, or, if stated capital is used, the redemption would reduce the net assets of the Company below the stated capital remaining after giving effect to the cancellation of the Redeemed Shares.

(e)	Voting Rights –
(i)
In addition to any other rights provided for herein or by law, the holders of Series B Preferred Stock are entitled to vote, together with the holders of Common Shares as one class, on all matters as to which holders of Common Shares are entitled to vote in the same manner and with the same effect as such holders of Common Shares. In any such vote, each share of Series B Preferred Stock entitles the holder thereof to 5.4 votes per share of Series B Preferred Stock calculated to the nearest whole number.

(ii)
So long as at least 36,428 shares of Series B Preferred Stock remains outstanding, the consent of the holders of 2/3s of the then outstanding Series B Preferred Stock, voting as one class is necessary to permit, effect or validate the creation and issuance of any series of preferred stock or other security of the Company, which is senior as to distributions of the Series B Preferred Stock.

(iii)
So long as at least 36,428 shares of Series B Preferred Stock remains outstanding, the consent of 2/3s of the holders of the then outstanding Series B Preferred Stock, voting as one class is necessary to repeal, amend or otherwise change the Certificate of Incorporation, as amended, in a manner which would alter the powers, preferences, rights, privileges, restrictions and conditions of the Series B Preferred Stock so as to adversely affect the Series B Preferred Stock.

(iv)
In the event that the holders of the Series B Preferred Stock are required to vote as a class on any other matter, the affirmative vote of holders of not less than 50% of the outstanding of Series B Preferred Stock is required to approve each such matter to be voted upon.

(f)	Preemptive Rights – Holders of Series B Preferred Stock have no preemptive rights.
(g)
Liquidation Rights - Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of the shares of Series B Preferred Stock is entitled to receive, in preference to any distributions of any of the assets or surplus funds of the Company to the holders of the Common Shares and pari passu with any distribution of Parity Securities, an amount equal to $.001 per share of Series B Preferred Stock, plus an additional amount equal to any dividends declared but unpaid on such shares before any payments shall be made or any assets distributed to holders of any class of Common Shares.

Series C Preferred Stock

The rights, preferences and limitations of Series C Preferred Stock are as follows:

(a)
Rank – The Series C Preferred Stock ranks (i) senior to the Common Stock, (ii) senior to any class or series of capital stock of the Company created after the creation of the Series C Preferred Stock, specifically ranking by its terms junior to any Series C Preferred Stock of whatever subdivision, (iii) except as specifically provided hereof, on parity with any class or series of capital stock of the Company created specifically ranking by its terms on parity with the Series C Preferred Stock, including but not limited to, the Series A Preferred Stock and Series B Preferred Stock, in each case, as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(b)	Dividends –
(i) The dividend rate on the shares of Series C Preferred Stock is $.50 per share per annum. Such dividends shall be cumulative and accrue on each share of Series C Preferred Stock from April 15, 2001 and is payable in cash if, when and as declared by the Board on June 30 and December 31, of each year, commencing with June 30, 2001.
(ii) When dividends are not paid in full or declared in full and sums set apart for the payment thereof upon the Series C Preferred Stock and any other Preferred Stock ranking on a parity as to dividends with the Series C Preferred Stock, all dividends declared upon shares of Series C Preferred Stock and any other Preferred Stock ranking on a parity as to dividends shall be declared pro rata so that in all cases the amount of dividends declared per share on the Series C Preferred Stock and such other Preferred Stock shall bear to each other the same ratio that accumulated dividends per share, including dividends accrued or in arrears on the shares of Series C Preferred Stock and such other Preferred Stock bear to each other. Except as provided in the preceding sentence, unless full cumulative dividends on the Series C Preferred Stock have been paid, or declared in full and sums set apart for the payment thereof, no dividends shall be declared or paid or set aside for payment or other distribution made upon the Common Stock or any other stock of the Company ranking junior to or on a parity with the Series C Preferred Stock as to dividends or liquidation rights, nor shall any Common Stock or any other stock of the Company ranking junior to or on a parity with the Series C Preferred Stock as to dividends or upon liquidation be redeemed, purchased, exchanged or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any shares of such stock) by the Company or any subsidiary (except by conversion into or exchange for stock of the Company ranking junior to the Series C Preferred Stock as to dividends and liquidation rights).
(iii) In the event that the outstanding shares of Series C Preferred Stock are converted into shares of Common Stock pursuant to paragraph (c) below on or before April 15, 2001, the holders of Series C Preferred Stock are not entitled to any declaration or payment of dividends pursuant to this paragraph (b).
(c)
Conversion – Upon (i) the receipt by the Company from The Nasdaq Stock Market, Inc. (“Nasdaq”) of confirmation (the “Nasdaq Confirmation”) that the conversion into shares of Common Stock of the outstanding shares of Series C Preferred Stock issued pursuant to the terms of the Investment Banking Agreement, dated as of November 14, 2000 (the “Investment Banking Agreement”) between the Company and Equilink Capital Partners, LLC, does not require shareholder approval under the Nasdaq Marketplace Rules or (ii) shareholder approval of the conversion into Common Stock of the outstanding shares of Series C Preferred Stock issued pursuant to the terms of the Investment Banking Agreement, all of the issued and outstanding shares of the Series C Preferred Stock will automatically convert into shares of Common Stock at a rate of 10 Common Shares for every1 share of Series C Preferred Stock so converted.

(d)
Redemption – in the event that (i) on or before December 31, 2000, the Company has not received the Nasdaq Confirmation or (ii) on or before June 30, 2001, the shareholders of the Company do not approve the conversion into shares of Common Stock of the outstanding shares of Series C Preferred Stock issued pursuant to the terms of the Investment Banking Agreement, upon the affirmative vote by the holders of a majority of the then outstanding shares of Series C Preferred Stock, the Company shall, unless the period for redemption is extended by the Board, redeem the outstanding shares of Series C Preferred Stock by paying on the date set for redemption which will be no more than 60 days and not less than 30 days from April 16, 2001 (the “Redemption Date”) an amount (the “Redemption Price”) equal to the sum of $5.00 per share of Series C Preferred Stock subject to the following conditions:

(i) The Company shall give notice (the “Redemption Notice”) not more than 60 days and not less than 30 days prior to the Redemption Date to each holder of record of shares of Series C Preferred Stock called for redemption (the “Redemption Shares”),
(ii) the Company may pay the Redemption Price for any Redeemed Shares from the surplus and stated capital of the Company, but no such redemption shall be made if the Company would thereby become insolvent or, if stated capital is used, the redemption would reduce the net assets of the Company below the stated capital remaining after giving effect to the cancellation of the Redeemed Shares.
(e)	Voting Rights –
(i) Except to the extent provided in this paragraph or by law, the holders of Series C Preferred Stock are not entitled to vote on any matters.
(ii) So long as at least 15,200 shares of Series C Preferred Stock remains outstanding, the consent of 2/3s of the then outstanding Series C Preferred Stock, voting as one class, either expressed in writing or at a meeting called for that purpose, shall be necessary to permit, effect or validate the creation and issuance of any series of preferred stock or other security of the Company which is senior as to payment of dividends to the Series C Preferred Stock.
(iii) So long as at least 15,200 shares of Series C Preferred Stock remains outstanding, the consent of 2/3s of the holders of the then outstanding Series C Preferred Stock, voting as one class is necessary to repeal, amend or otherwise change the Certificate of Incorporation, as amended, in a manner which would alter the powers, preferences, rights, privileges, restrictions and conditions of the Series C Preferred Stock so as to adversely affect the Series C Preferred Stock.
(iv) In the event that the holders of the Series C Stock are required to vote as a class on any other matter, the affirmative vote of holders of not less than 50% of the outstanding of Series C Preferred Stock is required to approve each such matter to be voted upon, and if any matter is approved by such requisite percentage of holders of Series C Preferred Stock, such matter shall bind all holders of Series C Preferred stock.
(f)	Preemptive Rights – Holders of Series C Preferred Stock have no preemptive rights.
(h)
Liquidation Rights - Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of the shares of Series C Preferred Stock is entitled to receive out of the remaining assets of the Company available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other class or series of stock of the Company ranking junior to the Series C Preferred Stock, liquidating distributions in an amount equal to $5.00 per share, plus an amount equal to all accrued and unpaid dividends on each such share up to the date fixed for such distribution. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Series C Preferred Stock and any other shares of stock of the Company ranking (as to any such distribution) on a parity with the Series C preferred Stock are not paid in full, holders of the Series C Preferred Stock and of such other shares of stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Series C Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

  Item 12. Indemnification of Directors and Officers.

Our Certificate of Incorporation provides that to the fullest extent permitted by Article 7 of the New York Business Corporation Law, we shall indemnify all persons whom we have the power to indemnify under Article 7 from and against any and all of the expenses, liabilities or other matters referred to in or covered by Article 7 and this indemnification is not exclusive of any other rights to which any person may be entitled under our By-laws or otherwise, as permitted by the Article as to action in any capacity in which he served at the request of the Corporation. The effect of this provision of our Certificate of Incorporation is to eliminate our rights and our stock holders' rights (through stock holders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent behavior) except under certain situations defined by statue. We believe that the indemnification provisions in our Certificate of Incorporation are necessary to attract and retain qualified persons as directors and officers.

Our by-laws provides that to the extent legally permissible, we shall indemnify our directors and officers who are a party or threatened to be made a party to any action or proceeding (other than one by or in our right to procure a judgment in our favor) whether civil or criminal against judgments, fines, amounts paid in settlements and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or other proceeding if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best in our best interest, and in criminal actions or proceedings, in addition had no reason to believe that his conduct was unlawful.

We shall to the extent legally permissible indemnify officers and directors who are threatened to be a party to an action or proceeding by or in the our right to procure a judgment in our favor by reason of the fact that he was an officer or director or ours or at our request was serving as an officer or director of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlements and reasonable expenses, including attorneys’ fees if such director or officer acted in good faith for a purpose which he reasonably believed to be in our best interest, except that no indemnification shall be made in respect of (1) a threatened action or pending action which is settled or otherwise disposed of (2) any claim, issue or matter to which such person shall have been adjudged to be liable to us unless and only to the extent that the court in which the action was brought or if no action was brought any court of competent jurisdiction, determines upon application that in view of all of the circumstances of the case the person is entitled to indemnify for such portion of the settlement amount and expenses as the court deems proper.

Expenses incurred in defending a civil or criminal action or proceeding may be paid by us in advance of the final disposition of such action or proceeding upon receipt of an undertaking of such officer or director to repay such amount, as and to the extent, required by Section 725 of the New York Business Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 13. Financial Statements

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Shareholders Surge Components, Inc.

We have audited the accompanying consolidated balance sheets of Surge Components, Inc. and subsidiaries as of November 30, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Surge Components, Inc. and subsidiaries as of November 30, 2009 and 2008 and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/Seligson & Giannattasio, LLP White Plains, New York
March 1, 2010

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	May 31,	November 30,
ASSETS	2010	2009	2008
Current assets:	(Unaudited)
Cash	$1,486,406	$1,140,338	$905,163
Restricted cash	244,942	244,020	241,946
Accounts receivable - net of allowance for doubtful accounts of $19,513, $19,513 and $16,334	3,417,319	2,547,213	2,346,822
Inventory, net	1,817,760	1,619,263	1,480,010
Prepaid expenses and income taxes	66,138	62,210	188,107
Total current assets	7,032,565	5,613,044	5,162,048
Fixed assets – net of accumulated depreciation and amortization of $2,095,432, $2,027,662 and $1,889,391	240,943	303,847	283,606
Other assets	4,139	5,459	6,790
Total assets	$7,277,647	$5,922,350	$5,452,444

See notes to financial statements

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	May 31,	November 30,
	2010	2009	2008
	(Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Line of credit	$978,201	$766,468	$722,697
Accounts payable	1,867,313	1,474,539	1,219,116
Accrued expenses	784,074	731,004	824,023
Current portion of note payable	-	1,303	14,378

Total current liabilities	3,629,588	2,973,314	2,780,214

Deferred rent	9,207	23,016	45,112
Note payable – less current portion	-	-	1,303

Total liabilities	3,638,795	2,996,330	2,826,629

Commitments and contingencies

Shareholders' equity
Preferred stock - $.001 par value stock,
1,000,000 shares authorized:
Series A – 260,000 shares authorized,
none outstanding.
Series B – 200,000 shares authorized,
none outstanding, non-voting, convertible,
redeemable.
Series C – 100,000 shares authorized,
32,700 shares issued and outstanding,
redeemable, convertible, and a
liquidation preference of $5 per share	33	33	33
Common stock - $.001 par value stock,
25,000,000 shares authorized, 8,922,512, 8,874,512
and 8,874,512 shares issued and outstanding	8,922	8,874	8,874
Additional paid-in capital	22,896,727	22,888,135	22,888,135
Accumulated deficit	(19,266,830)	(19,971,022)	(20,271,227)

Total shareholders' equity	3,638,852	2,926,020	2,625,815

Total liabilities and shareholders' equity	$7,277,647	$5,922,350	$5,452,444

See notes to financial statements

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	Six months ended May 31,		Year Ended November 30,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
Net sales	$9,553,204	$5,242,988	$12,325,812	$14,241,436
Cost of goods sold	6,706,108	3,754,503	8,640,117	10,136,811
Gross profit	2,847,096	1,488,485	3,685,695	4,104,625
Operating expenses:
Selling and shipping	797,656	475,949	1,090,196	1,489,392
General and administrative	1,201,731	1,015,106	2,012,639	2,239,466
Depreciation expense	67,770	73,298	141,843	145,445

Total operating expenses	2,067,157	1,564,353	3,244,678	3,874,303

Income(loss)before other income (expense)and income taxes	779,939	(75,868)	441,017	230,322

Other income(expense):
Investment income	2,446	4,685	7,405	24,245
Interest expense	(60,150)	(60,454)	(126,503)	(114,985)

Other income(expenses)	(57,704)	(55,769)	(119,098)	(90,740)

Income(loss)before income taxes	722,235	(131,637)	321,919	139,582
Income taxes	9,868	4,480	5,364	7,426
Net income(loss)	$712,367	$(136,117)	$316,555	$132,156
Dividends on preferred stock	8,175	8,175	16,350	16,350
Net income (loss)available to common shareholders	$704,192	$(144,292)	$300,205	$115,806
Net income(loss) per share available to common shareholders:

Basic	$.08	$(.02)	$.03	$.01
Diluted	$.07	$(.02)	$.03	$.01
Weighted Shares Outstanding:
Basic	8,881,105	8,874,512	8,874,512	8,874,512
Diluted	9,505,675	8,874,512	9,201,512	9,201,512

See notes to financial statements

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders’ Equity
Years ended November 30, 2009 and 2008
And Six Months Ended May 31, 2010 (unaudited)

	Series C Preferred		Common		Additional Paid-	Accumulated
	Shares	Amount	Shares	Amount	In Capital	Deficit	Total
Balance – November 30, 2007	32,700	$33	8,874,512	$8,874	$22,888,135	$(20,387,033)	$2,510,009
Preferred stock dividends	--	--	--	--	--	(16,350)	(16,350)
Net income	--	--	--	--	--	132,156	132,156
Balance – November 30, 2008	32,700	33	8,874,512	8,874	22,888,135	(20,271,227)	2,625,815
Preferred stock dividends	--	--	--	--	--	(16,350)	(16,350)
Net income	--	--	--	--	--	316,555	316,555
Balance – November 30, 2009	32,700	33	8,874,512	8,874	22,888,135	(19,971,022)	2,926,020
Stock compensation expense	--	--	48,000	48	8,592	--	8,640
Preferred stock dividends	--	--	--	--	--	(8,175)	(8,175)
Net income	--	--	--	--	--	712,367	712,367
Balance- May 31,2010(unaudited)	32,700	$33	8,922,512	$8,922	$22,896,727	$(19,266,830)	$3,638,852
See notes to financial statements.

See notes to financial statements

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	May 31,		Year Ended	November 30,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$712,367	$(136,117)	$316,555	$132,156
Adjustments to reconcile net income (loss)
to net cash provided by operating
activities:
Depreciation and amortization	67,770	73,298	141,843	145,445
Change in allowance for doubtful accounts	--	--	3,179	546
Stock compensation expense	8,640	--	--	--
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	(870,106)	435,022	(203,570)	147,235
Inventory	(198,497)	10,215	(139,253)	(47,453)
Prepaid expenses and taxes	(3,928)	109,777	125,897	(65,358)
Other assets	398	(618)	(743)	(8,488)
Accounts payable	392,774	(45,347)	251,851	(20,390)
Accrued expenses	44,895	(191,541)	(109,369)	(671,393)
Deferred rent	(13,809)	(10,496)	(22,096)	(15,630)

NET CASH FLOWS FROM OPERATING ACTIVITIES	140,504	244,193	364,294	(403,330)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(4,866)	(146,949)	(158,512)	(44,067)

NET CASH FLOWS FROM INVESTING ACTIVITIES	(4,866)	(146,949)	(158,512)	(44,067)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings from line of credit	211,734	(69,964)	43,770	482,261
Repayment of note payable	(1,304)	(6,908)	(14,377)	(12,295)

NET CASH FLOWS FROM FINANCING ACTIVITIES	210,430	(76,872)	29,393	469,966

NET INCREASE IN CASH	346,068	20,372	235,175	22,569

CASH AT BEGINNING OF YEAR	1,140,338	905,163	905,163	882,594

CASH AT END OF YEAR	$1,486,406	$925,535	$1,140,338	$905,163

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Income taxes paid	$9,868	$4,480	$5,364	$7,426

Interest paid	$60,150	$60,454	$126,503	$114,985

NONCASH INVESTING AND FINANCING ACTIVITIES:
Accrued dividends on preferred stock	$8,175	$8,175	$16,350	$16,350

See notes to financial statements.

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE A – ORGANIZATION, DESCRIPTION OF COMPANY'S BUSINESS AND BASIS  OF PRESENTATION

Surge Components, Inc. (“Surge”) was incorporated in the State of New York and commenced operations on November 24, 1981 as an importer of electronic products, primarily capacitors and rectifiers, to customers located principally throughout the United States. On June 24, 1988, Surge formed Challenge/Surge Inc., (“Challenge”) a wholly-owned subsidiary to engage in the distribution of electronic component products from established brand manufacturers to customers located principally throughout the United States.

In May 2002, Surge and an officer of Surge became sole owners of Surge Components, Limited (“Surge Limited”), a Hong Kong corporation. Under current Hong Kong law, Surge Limited is required to have at least two shareholders. Surge owns 999 shares of the outstanding common stock and the officer of Surge owns 1 share of the outstanding common stock. The officer of Surge has assigned his rights regarding his 1 share to Surge. Surge Limited started doing business in July 2002. Surge Limited operations have been consolidated with the Company.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Principles of Consolidation:

The consolidated financial statements include the accounts of Surge, Challenge, and Surge Limited (collectively the “Company”). All material intercompany balances and transactions have been eliminated in consolidation.

The accompanying interim consolidated financial statements have been prepared, without audit, in accordance with the instructions to Form 10-Q for interim financial reporting pursuant to the rules and regulations of the Securities and Exchange Commission.

The results and trends on these interim consolidated financial statements for the six months ended May 31, 2010 and 2009 may not be representative of those for the full fiscal year or any future periods.

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(2) Accounts Receivable:

Trade accounts receivable are recorded at the net invoice value and are not interest bearing. The Company considers receivables past due based on the contractual payment terms. The Company reviews its exposure to amounts receivable and reserves specific amounts if collectability is no longer reasonably assured. The Company also reserves a percentage of its trade receivable balance based on collection history and current economic trends that might impact the level of future credit losses. The Company re-evaluates such reserves on a regular basis and adjusts its reserves as needed. Based on the Company’s operating history and customer base, bad debts to date have not been material.

[3] Revenue Recognition:

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable, collectability is reasonably assured and title and risk of loss have been transferred to the customer. This primarily occurs when product is shipped from the Company's warehouse. For direct shipments, revenue is recognized when product is shipped from the Company’s supplier. The Company acts as a sales agent for certain customers for one of its suppliers. The Company reports these commissions as revenues in the period earned.

The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses.

[4] Inventories:

Inventories, which consist solely of products held for resale, are stated at the lower of cost (first-in, first-out method) or market. Products are included in inventory when the Company obtains title and risk of loss on the products, primarily when shipped from the supplier. Inventory in transit principally from foreign suppliers at November 30, 2009 approximated $827,953. The Company, at November 30, 2009, has a reserve against slow moving and obsolete inventory of $818,640. From time to time the Company’s products are subject to

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

[4]           Inventories (continued):

legislation from various authorities on environmental matters. Legislation was enacted, effective July 2006, eliminating lead in certain of the Company’s products. The Company has provided a reserve for these products which is reflected as slow moving. The Company is able to currently obtain products which comply with this law.

[5]           Depreciation and Amortization:

Fixed assets are recorded at cost. Depreciation is generally on a straight line method and amortization of leasehold improvements is provided for on the straight-line method over the estimated useful lives of the various assets as follows:

Furniture, fixtures and equipment	5 - 7 years
Computer equipment	5 years
Leasehold Improvements	Estimated useful
life or lease
term, whichever is shorter

Maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

[6]            Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.The Company maintains substantially all of its cash balances in two financial institutions. The balances are each insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2013. At May 31, 2010 and November 30, 2009, the Company's uninsured cash balances totaled approximately $1,114,789 and $823,322, respectively.

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

[7] Income Taxes:

The Company's deferred income taxes arise primarily from the differences in the recording of net operating losses, allowances for bad debts, inventory reserves and depreciation expense for financial reporting and income tax purposes. A valuation allowance is provided when it has been determined to be more likely than not that the likelihood of the realization of deferred tax assets will not be realized.

The Company follows the provisions of the Accounting Standards Codification topic, ASC 740, “Income Taxes” (ASC 740).There have been no unrecognized tax benefits and, accordingly, there has been no effect on the Company’s financial condition or results of operations as a result of ASC 740.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before fiscal years ending November 30, 2006, and state tax examinations for years before fiscal years ending November 30, 2005. Management does not believe there will be any material changes in our unrecognized tax positions over the next twelve months.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of ASC 740, there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the twelve month periods ended November 30, 2009 and 2008.

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

[8]           Cash Equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

[9] Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(10) Marketing and promotional costs:

Marketing and promotional costs are expensed as incurred and have not been material to date. The Company has contractual arrangements with several of its distributors which provide for cooperative advertising obligations. Cooperative advertising is expensed as incurred and has not been material to date.

[11] Fair Value of Financial Instruments:

Cash balances and the carrying amount of the accrued expenses approximate their fair value based on the nature of those items. Estimated fair values of financial instruments are determined using available market information and appropriate valuation methodologies. Considerable judgment is required to interpret the market data used to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(12) Shipping Costs

The Company classifies shipping costs as a component of selling expenses. Shipping costs totaled $5,919 and $4,149 for the six months ended May 31, 2010 and 2009, respectively. Shipping costs totaled $6,902 and $6,206 for the years ended November 30, 2009 and 2008, respectively.

(13) Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. The difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options and convertible preferred stock exercised into common stock. Total potentially dilutive shares excluded from diluted weighted shares outstanding at May 31, 2010 and 2009 and November 30, 2009 and 2008 totaled 355,430, 694,000, 380,000 and 710,000, respectively.

14) Recent Accounting Standards:

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605) – Multiple Deliverable Revenue Arrangements.” ASU No. 2009-13 eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and expands the disclosures related to multiple deliverable revenue arrangements. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier adoption permitted. The adoption of ASU No. 2009-13 is not expected to have a material impact on the Company’s results of operations or financial position.

In September 2009, the FASB also ratified authoritative accounting guidance requiring the sales of all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality to be excluded

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

14) Recent Accounting Standards (continued):

from the scope of the software revenue guidance. The Company adopted the guidance on a prospective basis during the three months ended September 27, 2009 effective for all periods in 2009. Prior to the adoption of this guidance, the Company assessed all software items included in the Company’s product offerings to be incidental to the product itself and, therefore, excluded all sales from the scope of the related software revenue guidance. As a result, the adoption of this guidance had no impact on the Company’s consolidated financial statements.

NOTE C - FIXED ASSETS

Fixed assets consist of the following:

	May 31,	November 30,
	2010	2009	2008
	(Unaudited)
Furniture and fixtures	$349,930	$349,930	$349,930
Leasehold improvements	892,060	892,060	892,060
Computer equipment	1,094,385	1,089,519	931,007

	2,336,375	2,331,509	2,172,997
Less - accumulated
Depreciation	2,095,432	2,027,662	1,889,391

Net fixed assets	$240,943	$303,847	$283,606

Depreciation and amortization expense for the six months ended May 31, 2010 and 2009 was $67,770 and $73,298, respectively. Depreciation and amortization expense for the years ended November 30, 2009 and 2008 was $141,843 and $145,445, respectively.

NOTE D – RETIREMENT PLAN

In June 1997, the Company adopted a qualified 401(k) plan for all full-time employees who are twenty-one years of age and have completed twelve months of service. The Plan allows total employee contributions of up to fifteen percent (15%) of the eligible employee’s salary through salary reduction. The Company

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE D – RETIREMENT PLAN (continued)

makes a matching contribution of twenty percent (20%) of each employee’s contribution for each dollar of employee deferral up to five percent (5%) of the employee’s salary. Net assets for the plan, as estimated by Union Central, Inc., which maintains the plan’s records, were approximately $648,000 at November 30, 2009. Pension expense for the six months ended May 31, 2010 and 2009 was $2,357 and $690, respectively. Pension expense for the years ended November 30, 2009 and 2008 was $3,662 and $4,716, respectively.

NOTE E – SHAREHOLDERS’ EQUITY

[1] Preferred Stock:

In February 1996, the Company amended its Certificate of Incorporation to authorize the issuance of 1,000,000 shares of preferred stock in one or more series.

In January 2000, the Company authorized 260,000 shares of preferred stock as Non-Voting Redeemable Convertible Series A Preferred Stock. None of the Series A preferred stock is outstanding as of November 30, 2006.

In November 2000, the Company authorized 200,000 shares of preferred stock as Voting Redeemable Convertible Series B Preferred Stock (“Series B Preferred”). No shares of Series B Preferred Stock are currently issued or outstanding.

In November 2000, the Company authorized 100,000 shares of preferred stock as Non-Voting Redeemable Convertible Series C Preferred Stock (“Series C Preferred”). Each share of Series C Preferred is automatically convertible into 10 shares of the Company’s Common Stock upon shareholder approval. If the Series C Preferred were converted into common stock on or before April 15, 2001, these shares were entitled to cumulative dividends at the rate of $.50 per share per annum commencing April 15, 2001 payable on June 30 and December 31 of each year. In November 2000, 70,000 shares of the Series C Preferred were issued in payment of financial consulting services to its investment banker and a shareholder of the Company. In April 2001, 8,000 shares of the Series C Preferred were repurchased and cancelled. Dividends

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE E – SHAREHOLDERS’ EQUITY (Continued)

[1] Preferred Stock (continued):

aggregating $166,300 have not been declared or paid for the semiannual periods ended December 31, 2001 through the semiannual payment due December 31, 2009. The Company has accrued these dividends. The December 31, 2009 dividend of $8,175 has not been declared or paid.

In April 2002, in connection with a Mutual Release, Settlement, Standstill and Non-Disparagement Agreement and among other provisions, certain investors transferred back to the Company 252,000 shares of common stock, 19,300 shares of Series C preferred stock, and certain warrants, in exchange for $225,000. These repurchased shares were cancelled.

In February 2006, the Company settled with a shareholder to repurchase 10,000 shares of Series C preferred stock plus accrued dividends for $50,000.

At May 31, 2010 there are 32,700 shares of Series C Preferred stock issued and outstanding.

[2]           1995 Employee Stock Option Plan:

In January 1996, the Company adopted, and in February 1996 the shareholders ratified, the 1995 Employee Stock Option Plan (“Option Plan”). The plan provides for the grant of options to qualified employees of the Company, independent contractors, consultants and other individuals to purchase an aggregate of 350,000 common shares. In March 1998, the Option Plan was amended to increase the number of aggregate Common Shares available under the plan to 850,000.

Stock option incentive plan activity is summarized as follows:

		Weighted Average
	Shares	Exercise Price
Options outstanding November 30, 2009 and May 31, 2010	53,000	$1.91

Options exercisable May 31, 2010	53,000	$1.91

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE E – SHAREHOLDERS’ EQUITY (Continued)

[2] 1995 Employee Stock Option Plan (continued):

Exercise prices for options outstanding as of May 31, 2010 are $1.91. The weighted-average remaining contractual life of these options is approximately one and a half years.

Exercise prices for outstanding stock options at May 31, 2010 are as follows:

Shares	Exercise Price

53,000	$1.91

The Employee Stock Option Plan has expired.

(3) 2010 Incentive Stock Plan

In March 2010, the Company adopted, and in April 2010 the shareholders ratified, the 2010 Incentive Stock Plan (“Stock Plan”). The plan provides for the grant of options to officers, employees or consultants to the Company to purchase an aggregate of 1,500,000 common shares.

Stock option incentive plan activity is summarized as follows:

	Shares	Weighted Average Exercise Price
Options issued in May 2010	600,000	$0.25
Options outstanding May 31, 2010	600,000	$0.25
Options exercisable May 31,2010	600,000	$0.25

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE E – SHAREHOLDERS’ EQUITY (Continued)

[4] Authorized Repurchase:

In November 2002, the Board of Directors authorized the repurchase of up to 1,000,000 Common Shares at a price between $.04 and $.045. The Company has not repurchased any shares to date pursuant to such authority.

[5] Compensation of Directors

In May 2010, the Company issued 12,000 shares of its common stock to each non-officer director as compensation for services on the Board of Directors.

NOTE F – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates in effect in the years in  which the differences are expected to reverse. Because of the questionable ability of the Company to utilize these deferred tax assets, the Company has established a 100% valuation allowance for these assets.

The Company’s deferred income taxes are comprised of the following:

	May 31,	November 30,
	2010	2009	2008
	(Unaudited)
Deferred tax assets
Net operating losses	$6,849,384	$6,986,371	$6,933,318
Allowance for bad debts	7,793	7,793	6,524
Inventory	301,819	301,819	335,417
Capital loss	63,616	63,616	63,816
Deferred rent	3,677	9,193	18,018
Depreciation	169,316	154,598	169,207

Total deferred tax assets	7,395,605	7,523,390	7,526,300
Valuation allowance	(7,395,605)	(7,523,390)	(7,526,300)

Deferred tax assets	$--	$--	$--

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE F – INCOME TAXES  (CONTINUED)

The valuation allowance changed by approximately $(127,785) and $(2,900) during the six months ended May 31, 2010 and the year ended November 30,  2009,respectively.

The Company's income tax expense consists of the following:

	Six Months Ended		Year Ended
	May 31,		November 30,
	2010	2009	2009	2008
	(Unaudited)
Current:
Federal	$--	$--	$--	$--
States	9,868	4,480	5,364	7,426
	9,868	4,480	5,364	7,426
Deferred:
Federal	--	--	--	--
States	--	--	--	--
Provision for income taxes	$9,868	$4,480	$5,364	$7,426

The Company files a consolidated income tax return with its wholly-owned subsidiaries and has net operating loss carryforwards of approximately $17,149,000 for federal and state purposes, which expire through 2029. The utilization of this operating loss carryforward may be limited based upon changes in ownership as defined in the Internal Revenue Code.

A reconciliation of the difference between the expected income tax rate using the statutory federal tax rate and the Company's effective rate is as follows:

	Six Months Ended		Year Ended
	May 31,		November 30,
	2010	2009	2009	2008
U.S. Federal income tax statutory rate	34%	(34)%	34%	(34)%
Valuation allowance	(35)%	33%	(33)%	34%
State income taxes	2%	4%	2%	5%
Effective tax rate	1%	3%	2%	5%

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE G– RENTAL COMMITMENTS

The Company leases its office and warehouse space through 2010 from a corporation that is controlled by officers/shareholders of the Company (“Related Company”). Annual minimum rental payments to the Related Company approximated $212,000 for the Fiscal 2009, and increase at the rate of three per cent per annum throughout the lease term.

Pursuant to the lease, rent expense charged to operations differs from rent paid because of scheduled rent increases. Accordingly, the Company has recorded deferred rent. Rent expense is calculated by allocating to rental payments, including those attributable to scheduled rent increases, on a straight line basis, over the lease term.

In June 2010, the Company entered into a lease to rent office space in Hong Kong for two years. Annual minimum rental payments are approximately $20,000.

The future minimum rental commitments at November 30, 2009:

Year Ending November 30,
2010	199,600
2011	20,000
2012	10,000
$229,600

Net rental expense for the six months ended May 31, 2010 and 2009, were $97,625 and $102,138 respectively, of which $105,788 was paid to the Related Company. Net rental expense for Fiscal 2009 and 2008, were $201,972 and $210,838 respectively, of which $211,576 was paid to the Related Company. Commencing in May 2006, the Company had sublet certain of its space it occupies. The sublease whose term is for five years, includes a base rent, which increases over the term, and provides for additional rent for a portion of the real estate taxes and certain operating expenses.

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE H – EMPLOYMENT AND OTHER AGREEMENTS

The Company has employment agreements, with terms through July 30, 2009 (renewable on each July 30th for an additional one year period) with two officers/stockholders of the Company, which provides each with a base salary of $225,000, subject to certain increases as defined, per annum, plus fringe benefits and bonuses. The Compensation Committee of the Company’s Board of Directors determines the bonuses. Bonuses issued to the two officers totaled $54,000 for the year ended November 30, 2008. The agreement also contains provisions prohibiting the officers from engaging in activities, which are competitive with those of the Company during employment and for one year following termination. The agreements further provide that in the event of a change of control, as defined, or a change in ownership of at least 25% of the issued and outstanding stock of the Company, and such issuance was not approved by either officer, or if they are not elected to the Board of Directors of the Company and/or are not elected as an officer of the Company, then the non-approving officer may elect to terminate his employment agreement. If he elects to terminate the agreement, he will receive 2.99 times his annual compensation (or such other amount then permitted under the Internal Revenue Code without an excess penalty), in addition to the remainder of his compensation under his existing employment contract. In addition, if the Company makes or receives a “firm commitment” for a public offering of Common Shares, each officer will receive a warrant to purchase, at a nominal value, up to 9.5% of the Company’s common stock, provided they do not voluntarily terminate employment. In April 2010, the Board of Directors approved the officers receiving $25,000 bonus each.

NOTE I– MAJOR CUSTOMERS

The Company had two customers who accounted for 11% and 17% of net sales for the six months ended May 31, 2010. The Company had one customer who accounted for 15% of accounts receivable at May 31, 2010. The Company had one customer who accounted for over 14% of net sales for Fiscal 2009. The Company had one customer who accounted for 21% of accounts receivable at November 30, 2009 and 14% at November 30, 2008.

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE J - MAJOR SUPPLIERS

During the six months ended May 31, 2010 and 2009 there was one foreign supplier accounting for 56% and 41% of total inventory purchased. During Fiscal 2009 and Fiscal 2008 there was one foreign supplier accounting for 46% and 44% of total inventory purchased.

The Company purchases a significant portion of its products overseas. For Fiscal 2009, the Company purchased 53% from Taiwan, 17% from Hong Kong, 19% from elsewhere in Asia and 1% overseas outside of Asia.

NOTE K - EXPORT SALES

The Company’s export sales approximated:

	Six Months Ended		Year Ended
	May 31,		November 30,
	2010	2009	2009	2008
Canada	$608,362	$310,360	$89,092	$426,000
China	1,960,875	1,032,893	2,180,437	2,812,000
Other Asian Countries	639,299	195,506	704,588	1,602,000
Europe	38,113	24,383	50,783	73,000
Central America	6,714	240	21,221	19,000

Revenues are attributed to countries based on location of customer.

NOTE L – LINE OF CREDIT

In July 2002, the Company obtained a financing commitment with an asset-based lender totaling $1,000,000 (the “Credit Line”). Borrowings under the Credit Line accrue interest at the greater of the prime rate plus two percent (2.0%) or 6.75%. The Company is required to make monthly interest only payments. The Company may repay all or a portion of the line of credit at any time. In addition, the Company is obligated to pay one-quarter of one percent (1/4 of 1%) annually as an unused line fee for the difference between $1,000,000 and the average daily balance of the Credit Line. The Credit Line is collateralized by substantially all the Company’s assets and contains various financial covenants pertaining to the maintenance of working capital and tangible net

SURGE COMPONENTS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE L – LINE OF CREDIT(CONTINUED)

worth. At May 31, 2010, the Company was in compliance with the financial covenants.

In December 2003, the Company entered into a Security Agreement with the lender establishing a restricted cash collateral account totaling $200,000. The balance on the account including interest accrued is $244,942 and $244,020 at May 31, 2010 and November 30, 2009, respectively.

NOTE M – NOTE PAYABLE

The Company leases equipment under a capitalized lease arrangement with Capital One Equipment Leasing. Pursuant to the leases, the lessor retains actual title to the leased property until the termination of the lease, at which time the equipment can be purchased for one dollar. The term of the lease is 36 months with monthly payments of $1,320. The assumed interest rate on the lease is 16%. The Company exercised its option to purchase the equipment in January 2010.

  The future minimum payments under the capital lease are as follows: Year Ending November 30,

2010	1,320

Total	1,320
Portion representing
Interest	17

Balance	1,303
Current portion	1,303

Noncurrent portion	$0

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None .

Item 15. Financial Statements and Exhibits.

(a) Financial Statements. See page F-1.

(b) Exhibits

Exhibit Number	Description

3.1	Certificate of Incorporation of Surge Components, Inc.

3.2	By-Laws of Surge Components, Inc.

10.1	Lease between Surge Components and Great American Realty of 95 Jefryn BLVD., LLC

10.2	Lease between Challenge Electronics and Great American Realty of 95 Jefryn BLVD., LLC

10.3	Employment Agreement between Surge Components, Inc. and Ira Levy

10.4	Employment Agreement between Surge Components Inc. and Steven Lubman

10.5	Amendment to Employment Agreement between Surge Components, Inc. and Ira Levy

10.6	Financing Agreement, dated July 2, 2002, between Surge Components, Inc. and Rosenthal & Rosenthal, Inc.

10.7	Letter Agreement, dated July 2, 2002, between Surge Components, Inc. and Rosenthal & Rosenthal, Inc.

10.8	Inventory Security Agreement, dated July 2, 2002, between Surge Components, Inc. and Rosenthal & Rosenthal, Inc.

10.9	Security Agreement, dated July 2, 2002, between Surge Components, Inc. and Rosenthal & Rosenthal, Inc.

10.10	General Security Agreement, dated July 2, 2002, between Challenge/Surge Inc. and Rosenthal & Rosenthal, Inc.

10.11	Guarantee, dated July 2, 2002, by Surge Components, Inc. in favor of Rosenthal & Rosenthal, Inc.

10.12	Letter Agreement, dated November 13, 2003, between Surge Components, Inc. and Rosenthal & Rosenthal, Inc.

10.13	Letter Agreement, dated December 4, 2003, between Surge Components, Inc. and Rosenthal & Rosenthal, Inc.

10.14	Letter Agreement, dated February 23, 2004, between Surge Components, Inc. and Rosenthal & Rosenthal, Inc.

10.15	Letter Agreement, dated August 4, 2004, between Surge Components, Inc. and Rosenthal & Rosenthal, Inc.

10.16	Letter Agreement, dated May 2, 2005, between Surge Components, Inc. and Rosenthal & Rosenthal, Inc.

10.17	1995 Stock Option Plan

10.18	Preliminary Tenancy Agreement been Surge Components, Inc. and Sam Cheong Stove Parts Co. Ltd

10.19	Declaration of Trust

21.1	Subsidiaries

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SURGE COMPONENTS, INC.

Date: August 20, 2010	By:	/s/ Ira Levy
Ira Levy, Chief Executive Officer, President
and Chief Financial Officer